Innovation Series June 29, 2022 P h o to : F u si o n m e d ic a l a n im a ti o n , u n sp la sh

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: the future commercial demand and medical need for initial or booster doses of a COVID-19 vaccine; competition from other COVID-19 vaccines or related to our other product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response; the rate and degree of market acceptance of our COVID-19 vaccine and, if approved, our investigational medicines; the initiation, timing, progress, and results of our research and development programs and our current and future preclinical studies and clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs; the timing of and our ability to obtain and maintain regulatory approval for our product candidates; our collaboration with Pfizer to develop and market a COVID-19 vaccine (including a potential booster dose of BNT162b2 and/or a potential booster dose of a variation of BNT162b2 having a modified mRNA sequence); the ability of BNT162b2 to prevent COVID-19 caused by emerging virus variants; our ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of our third-party collaborators to continue research and development activities relating to our development candidates and investigational medicines; the impact of the COVID-19 pandemic on our development programs, supply chain, collaborators and financial performance; unforeseen safety issues and claims for personal injury or death arising from the use of our COVID-19 vaccine and other products and product candidates developed or manufactured by us; our ability to progress our Malaria, Tuberculosis and HIV programs, including timing for selecting clinical candidates for these programs and the commencement of a clinical trial, as well as any data readouts; the nature and duration of support from the World Health Organization, the European Commission and other organizations with establishing infrastructure; the development of sustainable vaccine production and supply solutions on the African continent and the nature and feasibility of these solutions; our estimates of research and development revenues, commercial revenues, cost of sales, research and development expenses, sales and marketing expenses, general and administrative expenses, capital expenditures, income taxes, shares outstanding; our ability and that of our collaborators to commercialize and market our product candidates, if approved, including our COVID-19 vaccine; our ability to manage our development and expansion; regulatory developments in the United States and foreign countries; our ability to effectively scale our production capabilities and manufacture our products, including our target COVID-19 vaccine production levels, and our product candidates; and other factors not known to us at this time. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward- looking statements in this presentation are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. You should review the risks and uncertainties described under the heading “Risk Factors” in this presentation for the three months ended March 31, 2022 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at https://www.sec.gov/. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this presentation in the event of new information, future developments or otherwise. These forward-looking statements are based on BioNTech’s current expectations and speak only as of the date hereof. This slide presentation includes forward-looking statements 2

COMIRNATY® ▼(the Pfizer-BioNTech COVID-19 vaccine) has been granted conditional marketing authorization (CMA) by the European Commission to prevent coronavirus disease 2019 (COVID-19) in people from 5 years of age. The vaccine is administered as a 2-dose series, 3 weeks apart. In addition, the CMA has been expanded to include a booster dose (third dose) at least 6 months after the second dose in individuals 18 years of age and older. For immunocompromised individuals, the third dose may be given at least 28 days after the second dose. The European Medicines Agency’s (EMA’s) human medicines committee (CHMP) has completed its rigorous evaluation of COMIRNATY®, concluding by consensus that sufficiently robust data on the quality, safety and efficacy of the vaccine are now available. IMPORTANT SAFETY INFORMATION: • Events of anaphylaxis have been reported. Appropriate medical treatment and supervision should always be readily available in case of an anaphylactic reaction following the administration of the vaccine. • Very rare cases of myocarditis and pericarditis have been observed following vaccination with Comirnaty. These cases have primarily occurred within 14 days following vaccination, more often after the second vaccination, and more often in younger men. Available data suggest that the course of myocarditis and pericarditis following vaccination is not different from myocarditis or pericarditis in general. • Anxiety-related reactions, including vasovagal reactions (syncope), hyperventilation or stress‐related reactions (e.g. dizziness, palpitations, increases in heart rate, alterations in blood pressure, tingling sensations and sweating) may occur in association with the vaccination process itself. Stress-related reactions are temporary and resolve on their own. Individuals should be advised to bring symptoms to the attention of the vaccination provider for evaluation. It is important that precautions are in place to avoid injury from fainting. • The efficacy, safety and immunogenicity of the vaccine has not been assessed in immunocompromised individuals, including those receiving immunosuppressant therapy. The efficacy of COMIRNATY® may be lower in immunosuppressed individuals. • As with any vaccine, vaccination with COMIRNATY® may not protect all vaccine recipients. Individuals may not be fully protected until 7 days after their second dose of vaccine. • In clinical studies, adverse reactions in participants 16 years of age and older were injection site pain (> 80%), fatigue (> 60%), headache (> 50%), myalgia and chills (> 30%), arthralgia (> 20%), pyrexia and injection site swelling (> 10%) and were usually mild or moderate in intensity and resolved within a few days after vaccination. A slightly lower frequency of reactogenicity events was associated with greater age. • The overall safety profile of COMIRNATY® in participants 5 to 15 years of age was similar to that seen in participants 16 years of age and older. • The most frequent adverse reactions in children 5 to 11 years of age were injection site pain (>80%), fatigue (>50%), headache (>30%), injection site redness and swelling (>20%), myalgia and chills (>10%). • The most frequent adverse reactions in clinical trial participants 12 to 15 years of age were injection site pain (> 90%), fatigue and headache (> 70%), myalgia and chills (> 40%), arthralgia and pyrexia (> 20%). • There is limited experience with use of COMIRNATY® in pregnant women. Administration of COMIRNATY® in pregnancy should only be considered when the potential benefits outweigh any potential risks for the mother and fetus. • It is unknown whether COMIRNATY® is excreted in human milk. • Interactions with other medicinal products or concomitant administration of COMIRNATY® with other vaccines has not been studied. • For complete information on the safety of COMIRNATY® always make reference to the approved Summary of Product Characteristics and Package Leaflet available in all the languages of the European Union on the EMA website. The black equilateral triangle ▼ denotes that additional monitoring is required to capture any adverse reactions. This will allow quick identification of new safety information. Individuals can help by reporting any side effects they may get. Side effects can be reported to EudraVigilance or directly to BioNTech using email medinfo@biontech.de, telephone +49 6131 9084 0, or via the website www.biontech.de Safety information 3

Safety information AUTHORIZED USE IN THE U.S. • COMIRNATY® (COVID-19 Vaccine, mRNA) is an FDA-approved COVID-19 vaccine for active immunization to prevent coronavirus disease 2019 (COVID-19) caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) in individuals 16 years of age and older. It is also authorized under EUA to provide a 3-dose primary series to individuals 6 months through 4 years of age, 2-dose primary series to individuals 5 years of age and older, a third primary series dose to individuals 5 years of age and older who have been determined to have certain kinds of immunocompromise, a single booster dose to individuals 12 years of age and older who have completed a primary series with Pfizer-BioNTech COVID-19 Vaccine or COMIRNATY®, a single booster dose to individuals 18 years of age and older who have completed primary vaccination with a different authorized COVID-19 vaccine, a second booster dose to individuals 50 years of age and older who have received a first booster dose of any authorized COVID-19 vaccine; and a second booster dose to individuals 12 years of age and older who have been determined to have certain kinds of immunocompromise and who have received a first booster dose of any authorized COVID-19 vaccine. The booster schedule is based on the labeling information of the vaccine used for the primary series. IMPORTANT SAFETY INFORMATION Individuals should not get the vaccine if they: • had a severe allergic reaction after a previous dose of this vaccine • had a severe allergic reaction to any ingredient of this vaccine Individuals should tell the vaccination provider about all of their medical conditions, including if they: • have any allergies • have had myocarditis (inflammation of the heart muscle) or pericarditis (inflammation of the lining outside the heart) • have a fever • have a bleeding disorder or are on a blood thinner • are immunocompromised or are on a medicine that affects the immune system • are pregnant, plan to become pregnant, or are breastfeeding • have received another COVID-19 vaccine • have ever fainted in association with an injection The vaccine may not protect everyone. Side effects reported with the vaccine include: • There is a remote chance that the vaccine could cause a severe allergic reaction o A severe allergic reaction would usually occur within a few minutes to 1 hour after getting a dose of the vaccine. For this reason, vaccination providers may ask individuals to stay at the place where they received the vaccine for monitoring after vaccination o Signs of a severe allergic reaction can include difficulty breathing, swelling of the face and throat, a fast heartbeat, a bad rash all over the body, dizziness, and weakness o If an individual experiences a severe allergic reaction, they should call 9-1-1 or go to the nearest hospital • Myocarditis (inflammation of the heart muscle) and pericarditis (inflammation of the lining outside the heart) have occurred in some people who have received the vaccine, more commonly in males under 40 years of age than among females and older males. In most of these people, symptoms began within a few days following receipt of the second dose of the vaccine. The chance of having this occur is very low. Individuals should seek medical attention right away if they have any of the following symptoms after receiving the vaccine: o chest pain o shortness of breath o feelings of having a fast-beating, fluttering, or pounding heart • Additional side effects that have been reported with the vaccine include: • severe allergic reactions; non-severe allergic reactions such as injection site pain; tiredness; headache; muscle pain; chills; joint pain; fever; injection site swelling; injection site redness; nausea; feeling unwell; swollen lymph nodes (lymphadenopathy); decreased appetite; diarrhea; vomiting; arm pain; and fainting in association with injection of the vaccine • These may not be all the possible side effects of the vaccine. Serious and unexpected side effects may occur. The possible side effects of the vaccine are still being studied in clinical trials. Call the vaccination provider or healthcare provider about bothersome side effects or side effects that do not go away Data on administration of this vaccine at the same time as other vaccines have not yet been submitted to FDA. Individuals considering receiving this vaccine with other vaccines should discuss their options with their healthcare provider. Patients should always ask their healthcare providers for medical advice about adverse events. Individuals are encouraged to report negative side effects of vaccines to the US Food and Drug Administration (FDA) and the Centers for Disease Control and Prevention (CDC). Visit https://www.vaers.hhs.gov or call 1‐800‐ 822‐7967. In addition, side effects can be reported to Pfizer Inc. at www.pfizersafetyreporting. com or by calling 1-800-438-1985. 4

Agenda

Ugur's welcome

The BioNTech approach to innovation
- Target discovery and characterization
- Multi-platform innovation engine
- Digital & AI/ML
- Manufacturing and automation

New frontiers in infectious diseases

Q&A

Coffee break

An introduction to the oncology pipeline

mRNA cancer vaccines

Protein therapeutics

Extending cell therapy to solid tumors

RiboCytokines

Closing remarks

Q&A

Meeting close


Innovation Series
2022
BIONTECH

Ugur’s welcome

The human immune system plays a central role in >80% of human diseases 7 Ability to kill targeted cells or pathogens with high precision Hundreds of billion cells Impacts the function of every organ system in the body Potential for long-term memory Cancer Autoimmune diseases Neurodegenerative diseases Cardiovascular disease Infectious diseasesB-cell Macrophage NK cell T-cell Cell types Inflammatory diseases Function Dendritic cell Cell migration Removal of diseased cells Healing Cell-cell communication Diseases

The tools we have developed for cancer will enable us to treat many diseases 8 mRNA vaccines and therapeutics Cell and gene therapies Protein therapeutics Small molecule immunomodulators

Taking mRNA from vision to reality


COMIRNATY
COVID-19 mRNA Vaccine
BNT162b2

First ever approved mRNA therapy[1]

Fastest pharma product development and launch

~ 3.4 bn doses administered[2]

~ 2 bn to low- and middle-income countries[3]

> 1 bn individuals vaccinated[2]

> 175 countries / regions reached

Millions of cases of severe illness or death likely averted[4]
Trillions of dollars of global economic impact[5]

[1] Authorized or approved for emergency use or temporary use or granted marketing authorization in over 100 countries and regions worldwide, April 2022;
[2] As of end April 2022; [3] By end of 2022; [4] Eric C. Schneider et al., The U.S. COVID-19 Vaccination Program at One Year: How Many Deaths and Hospitalizations Were Averted? (Commonwealth Fund, December 2021). European Centre for Disease Prevention and Control; 5. https://www.statista.com/topics/6139/covid-19-impact-on-the-global-economy/

9

Strong momentum built on two decades of innovation

Mid 1990s
Start of mRNA vaccine research by founders

2005
First mRNA patents
Published 2006 in Blood

2008
BioNTech founding
By Ugur Sahin, Özlem Türeci, and Christoph Huber in Mainz, Germany

2013
Off-the-shelf mRNA vaccine first-in-human trial
Published 2017 in Nature

2014
Individualized mRNA cancer vaccine first-in-human trial

2015
Nanoparticle mRNA vaccine first-in-human trial
Published 2016 in Nature

2016
Pre-clinical proof-of-concept of RNA-lipoplex treatment

2017
Individualized mRNA vaccine reduces metastatic relapse rate in melanoma patients published in Nature[1]

IVAC trial with extension of relapse free survival

2019
NASDAQ Initial Public Offering

Bispecifics first-in-human trial[3]

7 clinical programs

2020
Project Lightspeed initiated

Small molecule immuno-modulator first-in-human trial

CARVac pre-clinical proof-of-concept published in Science

2021
COVID-19 vaccine full FDA approval[2]

RiboCytokine first-in-human trial

MS vaccine pre-clinical proof-of-concept published in Science

RiboMab first-in-human trial

Cell therapy first-in-human trial

2022
Improved COVID-19 vaccine formulation launch

Variant-adapted COVID-19 vaccine submission

PRIME designation for BNT211

Adjuvant pancreatic data presented at ASCO annual meeting

17 clinical programs

MS, multiple sclerosis.
[1] iNeST collaboration with Genentech; [2] Global co-development co-commercial agreement with Pfizer; [3] GEN1046 collaboration with Genmab.

BIONTECH 10

BioNTech today

Discovery powerhouse

>1,000 research and development professionals

IP portfolio with >200 patent families

>300 publications including >100 in leading peer reviewed journals

Global organization on 3 continents

>3,300 employees

>60 nationalities

Presence in Europe, United States and Asia

Diversified pipeline across 4 drug classes

21 clinical trials

17 product candidates in clinical development

Diversified GMP manufacturing infrastructure

2 state-of-the-art cGMP cell therapy sites

Global commercial scale mRNA production

Initial commercial team in Germany

World-class partners

Pfizer, Genentech, Genmab, Regeneron, Fosun, Sanofi, Crescendo, Medigene, InstaDeep, TRON, BMGF, UPenn and multiple not-for-profit organizations

Strong shareholder base, fortress balance sheet

>€18bn in cash equivalents and trade receivables as end of Q1 22

BIONTECH 11

Advancing toward our long-term vision

Driving transformation today

1 marketed vaccine
Market leader in COVID-19 vaccines

16 programs in 21 clinical trials

1 Phase 1 program

5 randomized Phase 2 trials

10+ preclinical programs

Oncology

Infectious diseases

Mid-term goals

Next-gen or variant adapted COVID-19 vaccines

Multiple product launches in next **3–5 years**

5–10 IND submissions per year

Long-term vision

Maintain and deepen COVID-19 vaccine leadership

Approved products across various disease areas

By 2030, we aim to be a multi-**product global biotechnology leader, aspiring to address the world's** most pressing health challenges with pioneering, disruptive technologies delivered at scale

BIONTECH 12

The BioNTech approach to innovation {P h o to : V 2 o s k , u n s p la s h

Focused on five innovation pillars Deep understanding of the immune system Multi-platform innovation engine Manufacturing and automation Target discovery and characterization Digital & AI/ML 14

Protein Translation Gene mRNA Transcription mRNA – involved essentially in all biological processes The immune system – body-wide control of physiological and pathological mechanisms Immune system 15

Immune system

Understanding and exploiting immunological mechanisms


APC
CD40
4
4-1BB
3
4
PD-1
PD-L1
Tumor cells
Healthy cells
T cell
MHC
TCR
2
2
1
Pathogens
5
5
Naive T cell
Pro-inflammatory cytokines
Treg
Antibodies
B cell

1 mRNA-encoded infectious disease vaccines

2 mRNA-encoded cancer vaccines
- Shared antigens
- Individualized antigens

3 CAR-, TCR-, and non-engineered cell therapies
- Shared antigens
- Individualized antigens

4 Next-generation immunomodulators
- Dual agonist
- CPI + agonist

5 mRNA-encoded effector molecules
- Antibodies
- Cytokines

BIONTECH 16

Focused on five innovation pillars Deep understanding of the immune system Multi-platform innovation engine Manufacturing and automation Target discovery and characterization Digital & AI/ML 17 Target discovery

Mutation-based cancer heterogeneity: The root cause of cancer therapy failure 18 Target discovery Up to 10,000 mutations 5−20 yearsIndividual patients Healthy cell DNA mutation Mutations Mutations Mutations

Castle JC, et al. Cancer Res 2012; 72:1081−1091. Mutations from cancer tissues are druggable and 15−20% of mutations are immunogenic when exploited as vaccine targets 19 Target discovery

Vormehr et al., Curr Opin Immunol 39:14-22 (2016). Exploiting the mutanome for personalized mRNA vaccination 20 Target discovery Vaccine antigen Vaccine mRNA In vitro Synthesis Immune response Formulation mRNA Nanoparticle Protection from Degradation by extracellular RNAses mRNA delivers genetic information to APCs Mutations are prevalent across different cancer indications

Acquisition of the patient´s tissue and blood samples 21 Target discovery

Identification of the patient´s cancer mutations 22 Target discovery Cancer mutanome Normal Cancer Sequencer Mutation

Kreiter et. al. Nature 2015 Computerized prediction of mutations 23 Target discovery Computer predicted mutation list Verification by Expert Review Key Gene Mut Chrom Score #001 PIK3CA R115L 3 0,2 #002 IMPA2 R202P 18 0,3 #003 KRAS G12D 12 0,45 #... … … … … #267 KIF21B P188S 1 3,45

Kreiter, Vormehr et al, Nature 2015; Kranz, Diken et. al. Nature 2016. Individualized vaccine manufacturing Target discovery

Target discovery

How do different types of neoantigens induce T-cell responses and kill tumors?


NATURE REVIEWS | DRUG DISCOVERY
Identification of neoantigens for individualized therapeutic cancer vaccines
Franziska Lang, Barbara Schrörs, Martin Löwer, Özlem Türeci and Ugur Sahin
Tumour growth
ICB therapy
Neoantigen vaccine
T cell count
Evolution of neoantigen-specific T cell responses
Tumour onset
Restrained neoantigen-specific T cells
Ignored neoantigen-specific T cells
Cross-reactive guarding neoantigen-specific T cells
Level of neoantigen presentation
Threshold for effective priming of naive T cells
Threshold for effective activation of memory T cells
Guarding neoantigens
Restrained neoantigens
Ignored neoantigens

Characteristic feature	Estimated frequency
Guarding neoantigens	
Supreme neoantigens with strong antigenicity that drive early priming and rapid expansion of neoantigen-specific cytotoxic T cells	Extremely rare
Neoantigen cross-recognized by preformed memory T cells induced by heterologous immunity	<2% of all mutations
Restrained neoantigens	
Neoantigens that are immunogenic in the immunotherapy-naive host and induce PD1⁺ memory T cells that proliferate and expand under ICB	<2% of all mutations
Ignored neoantigens	
Neoantigens that do not induce a relevant immune response in the tumor-bearing host but are able to drive tumor immunity once memory effector T cells are induced by vaccination	15–25% of all mutations

Lang F, et al. Nature Rev Drug Discov 2022; 21:261–282.

BIONTECH 25

Target discovery

Absolute frequency of genes selected for iNeST[1] vaccination across BioNTech trials[2]

1,400+ patients screened	28 different cancer indications	~ 1,700 tumor samples processed	>12,500 neoantigens selected	~ 420+ patients treated



150
140
60
50
40
30
20
10
0
iNeST selection frequency [absolute]
The long tail of individual targets
≥8 7 6 5 4 3 2 1
Genes grouped by iNeST selection frequency [absolute]

[1] Collaboration with Genentech
[2] GO39733, GO40558, BNT122-01, ML41081.

BIONTECH 26

Focused on five innovation pillars Deep understanding of the immune system Multi-platform innovation engine Manufacturing and automation Target discovery and characterization Digital & AI/ML 27 Multi-platform engine

Multi-platform engine

Multi-platform strategy
Technology-agnostic innovation engine

mRNA vaccines
- Individualized cancer vaccines (iNeST)
- Off-the-shelf cancer vaccines (FixVac)
- Antigen-specific tolerance vaccines
- Prophylactic infectious disease vaccines

BIONTECH

Next-generation immunomodulators
- Targeting immune checkpoint molecules
- Engineered bispecific antibodies
- Engineered mechanisms of action

Cell & gene therapies
- CAR T cells
- Individualized TCR therapies
- Polyspecific T-cell therapies
- In vivo engineered cell therapies

Targeted antibodies
- Against highly selective cancer cell surface antigens for high precision

Small molecule immunomodulators
- Selective TLR 7 antagonism

Ribologicals
- mRNA-encoded cytokines (RiboCytokines)
- mRNA-encoded antibodies (RiboMabs)
- mRNA-encoded lysins (RiboLysins)

Multiple product classes with unique combination potential

BIONTECH 28

mRNA technology Broad mRNA toolkit built out of deep immunological expertise 29 Multiple mRNA formats Delivery formulations Flexible delivery routes Local, intratumoral, tissue-specific, or systemic Lipoplex (LPX) Lipid nanoparticles (LNP) Polyplexes Backbone-optimized uridine mRNA (uRNA) + More than a decade of mRNA research has led to potency increase of >10,000× and improved persistence Backbone-optimized nucleoside-modified mRNA (modRNA) Self-amplifying mRNA (saRNA) Multi-platform engine Trans-amplifying mRNA (taRNA)

T cell TCR MHC APC mRNA technology Each mRNA format is optimized for specific applications Multiple mRNA formats Backbone-optimized uridine mRNA (uRNA) Backbone-optimized nucleoside-modified mRNA (modRNA) Targeted application Potent T cell response Repeat administration Shared antigen mRNA vaccines Individualized neoantigen mRNA vaccines Platforms Potent B cell response Non-immunogenic vector Sustained expression High potency at low dose Sustained expression High potency at low dose Ability to co-develop multiple antigens B cell Cytokines Antibodies Infectious disease vaccines Antigens 1 Antigens 2 Antigens 3 Multi-platform engine Infectious disease vaccines mRNA-encoded antibodies mRNA-encoded cytokines Trans-amplifying mRNA (taRNA) Self-amplifying mRNA (saRNA) 30

mRNA technology І saRNA could induce higher and extended in vitro and in vivo expression compared to mRNA Internal data. 31 in vitro expression in vivo expression Backbone-optimized nucleoside-modified RNA (modRNA) Multi-platform engine saRNA showed potential as a vaccine modality with much lower doses Comparable immunogenicity with approximately 100-fold lower doses of saRNA compared to mRNA Self-amp RNA mRNA (C2C12 cells, equimolar RNA transfer) saRNA

mRNA technology І Trans-amplifying RNA could potentially be a vaccine strategy to induce potent immunity 32 Multi-platform engine Internal data. Transgene Replicase (non-self amplifying) Positive-sense replicase Positive-sense transgene Negative-sense transgene mRNA (transgene) Vaccine antigen (enhanced immunogenicity) Enhanced translation by ribosomes Cytoplasm Comparable immunogenicity with approximately 400-fold lower doses of taRNA compared to mRNA Trans-amplifying mRNA structure Immunogenicity model Trans-amplifying mRNA mechanism

mRNA technology We are exploring taRNA and saRNA in multiple infectious disease programs CCHFV, Crimean-Congo hemorrhagic fever orthonairovirus; MERS-CoV, Middle East Respiratory syndrome-related coronavirus; modRNA backbone-optimized nucleoside-modified RNA; saRNA, self-amplifying mRNA; taRNA, trans-amplifying mRNA; uRNA; backbone optimized uridine RNA. Internal data. 33 Disease type mRNA modality SARS-COV-2 uRNA modRNA saRNA Influenza A virus uRNA modRNA saRNA taRNA HIV saRNA Ebola virus saRNA taRNA Lassa virus saRNA taRNA Marburg virus saRNA CCHFV saRNA taRNA Nipahvirus saRNA taRNA MERS-CoV taRNA Multi-platform engine

Multi-platform engine

Delivery formulations

A diversified and rationally designed delivery platform for mRNA medicine

Lipoplex (LPX): mRNA embedded between lipid bilayers to form a sandwich like complex

Target:

- Lymphoid-resident dendritic cells in lymphoid compartments body-wide (spleen, lymph nodes, bone marrow)

Therapeutic applications:

- Therapeutic cancer vaccines: FixVac, iNeST

Schematic depiction of lipid bilayers[1]



Schematic depiction of RNA-lipoplex screening process[1]


RNA condensing
Liposome screening
Fluid
Rigid
Charge
Ligands
PEG
Size
RNA(LIP) formation protocols
Variation of cationic lipid-to-nucleotide ratio
Biological testing

Bioluminescence imaging of BALB/c mice (n=3) after IV injection of Luc-LPX at various charge ratios[2]


(+):(–) 5:1
(+):(–) 3:1
(+):(–) 1.7:2
(+):(–) 1.3:2
(+):(–) 1:5
DOTMA/DOPE
2.7 × 10⁶
2.0 × 10⁵
2.0 × 10⁵
1.2 × 10⁷
Lungs
Liver
Spleen
Spleen
Liver
Lungs

[1] Grabbe S, et al. Nanomedicine 2016; 11:2723–2734; [2] Kranz LM, et al. Nature 2016; 534:396–401.

34

• Optimize stability • Improve potency • Maintain immune quiescence/reduce immunogenicity • Seek PEG alternatives: reduce impact of anti-PEG antibodies to improve pharmacokinetics • Seek alternative routes of administration LNP, liquid nanoparticles; PEG, Polyethylene glycol. Nogueira SS, et al. ACS Appl Nano Mater 2020; 3:10634–10645. Delivery formulations A diversified and rationally designed delivery platform for mRNA medicine 35 Multi-platform engine Exploring novel delivery formulation through a high-throughput screening platform to: PSAR-LNP structure Polysarcosine-functionalized LNPs exhibited comparable but more durable in vivo expression profile to pegylated LNPs

Focused on five innovation pillars Deep understanding of the immune system Multi-platform innovation engine Manufacturing and automation Target discovery and characterization Digital & AI/ML 36 Digital & AI/ML

BioNTech’s AI & ML applications 37 Neoantigen prediction COVID-19 variants monitoring and prediction Digital & AI/ML 1 2

1 Partnered with Genentech. Neoantigen prediction AI & ML drive individualized cancer medicine 38 1 Neoantigens iNeST1 Individualized mRNA cancer vaccine Neoantigens NEO-STIM Individualized T-cell therapy Mix of shared and neoantigens Individualized TCR T cells Powered by data and cutting-edge AI & ML technologies Target selection: AI and machine learning Predicted MHC Class I or Class II binding Digital & AI/ML

Digital & AI/ML

① Neoantigen prediction
How do we identify, predict, and characterize neoantigens?


Mutated DNA
Tumour cell
CD4+ T cells
CTL
Neo-epitope
HLA-I
TCR
Mutated peptide/
neo-epitope

Recognition of cancer-associated mutations by cytotoxic T cells[1]


Tumor-draining lymph node
Tumor
a
b
Activation
Uptake
DC
Cross
presentation
CD4+
T cell
CD8+
T cell
Stability
Amount
Tumor
Localization
Expression
Clonality
Processing
MHC binding/stability
TCR binding
CD8+
T cell
Tolerance

Biology relevant for immunogenicity

Biology relevant for tumor cell recognition

- Type of the mutation (SNV, INDEL, Fusion..)[2]
- Clonality of the mutation (clonal, subclonal)[3,4]
- Mutation position (anchor, non-anchor, TCR accessibility)[5–7]
- Mutated transcript expression level[8,9]
- Similarity to foreign antigens/lack of self-similarity[2]
- Peptide/HLA binding strength (affinity, off-rate)[2]

[1] Türeci Ö, et al. Nat Biomed Eng 2018; 2:566–569; [2] Sahin U. AACR Annual Meeting 2022; Oral presentation;
[3] McGranahan N, et al. Science 2016; 351:1463–1469; [4] Gejman RS, et al. eLife 2018; 7:e41090; [5] Duan F, et al. J Exp Med 2014; 211:2231–2248;
[6] Balachandran VP, et al. Nature 2017; 551:512–516; [7] Yadav M, et al. Nature 2014; 515:572–576; [8] Kreiter S, et al. Nature 2015; 520:692–696; [9] Abelin JG, et al. Immunity 2017; 46:315–326.

BIONTECH 39

Digital & AI/ML

① Neoantigen prediction

Individualized targets: Not all neoantigens are created equal

Neoantigen selection process


Unique patient
Tumor
Germline
WES
Somatic mutation ID
HLA typing
Expression on malignant tissue
Epitope prediction

Candidate tumor neoantigen(s)

Quantifying mutant epitope characteristics to rank immunogenicity

Will the mutant peptide be presented on the antigen-presenting cell surface?

Is the mutation expressed in the tumor, but not in normal tissues?

Will T cells recognize the mutant peptide?

Is the mutation clonal?


28,439
4,285
1,290
170
7
2
3
Exome variations
Exome coding variations
Transcript coding variations
Predicted neo-epitopes
Spectra-identified neo-epitopes
Predicted immunogenic neo-epitopes
Validated immunogenic neo-epitopes

Target selection ranked list

Target rank #1
Target rank #2
…
Target rank #20

Yadav M, et al. Nature 2014; 515:572–576.

BIONTECH 40

Internal data. Neoantigen prediction Genomic and ligandomic expertise drive our individualized-target database 41 Neoantigen rank Gene Mutation Length (aa) Transcript VAF MHC I score MHC II score Coverage in tumor VAF in tumor Coverage in normal tissue VAF in normal tissue 1 SNF8 V183M 27 16.05 0.1 2.16 155 0.33 119 0.00 2 SEMA7A G340S 27 1.44 0.04 8.6 113 0.44 120 0.01 3 DUS4L S305P 26 2.07 0.28 8.54 213 0.48 150 0.00 20 Types of mutation and clonality of mutations Mutated transcription expression level Characterization of neoantigen peptide Peptide-MHC binding affinity/quality Similarity/richness across tumors Lack of expression in healthy tissues 1 Digital & AI/ML

Neoantigen prediction New AI-based immune response model may improve accuracy of prediction EL, eluted ligand; ROC, receiver-operator-characteristics. Lang M, et al. CIMT Annual Congress 2022; Poster presentation 21. 42 1 Digital & AI/ML Trained to enable an integrated view of immune response features i.e. • Biochemical features • Physical (structure-based) features • Eluted ligand (also predicted by NetMHCpan) • Transcript expression Predicted immunogenicity of 3980 targets compared to NetMHCpan EL model New features significantly improved immune response prediction across data from >100 publicly available resources vs NetMHCpan EL AI-based immune response model incorporates new features ROC curve for the AI-based immune response model and NetMHCpan 4.1 EL-based evaluation

Digital & AI/ML

② COVID-19 variants monitoring and prediction

Reduction in time to detect new variants of concern by ~2 months



Structural modeling
EWS score
Machine learning modeling
SARS-CoV-2 virus
Spike protein
ACE2
Epitope alteration score
Detection and neutralization by antibodies
ACE2 binding Score
Spike protein binding to ACE2 receptor
Immune escape score
Pareto score
Infectivity score
Semantic change
Distance to wild-type in embedding space
Log-likelihood
Sum of predicted probabilities over the residues
Language model
Growth rate

Metadata (sequences + experimental data)

Cumulative sum of variant cases over time (in log scale)



Beta (B.1.351)
10k
1000
100
10
1
Jul 2020
Jan 2021
Jul 2021
Epsilon (B.1.427, B.1.429)
10k
1000
100
10
1
Jul 2020
Jan 2021
Jul 2021
Theta (P.3)
100
10
1
Jul 2020
Jan 2021
Jul 2021
Flagging by EWS
WHO designation

Early computational detection[1] of high-risk SARS-CoV-2 variants supports rapid COVID-19 vaccine adaptation to combat new threats, saving months in response time

[1] Artificial intelligence collaboration of BioNTech and InstaDeep. EWS, emergency warning system.
Beguir K, et al. bioRxiv 2021; doi: 10.1101/2021.12.24.474095.

InstaDeep™ BIONTECH

43

COVID-19 variants monitoring and prediction Predicted scores for immune escape and fitness prior correlate with in vitro data Beguir K, et al. bioRxiv 2021; doi: 10.1101/2021.12.24.474095. 44 2 Digital & AI/ML

COVID-19 variants monitoring and prediction EWS report : June 24, 2022 45 Digital & AI/ML2

Focused on five innovation pillars Deep understanding of the immune system Multi-platform innovation engine Manufacturing and automation Target discovery and characterization Digital & AI/ML 46 Manufacturing and automation

Manufacturing and automation

Manufacturing and automation

Diversified manufacturing expertise across four distinct capabilities

Bulk mRNA

- End-to-end mRNA production capabilities
- Combined >100,000 square ft across 2 facilities
- Total capacity of >1 billion doses (COVID-19 vaccine)
- Flexibility to support broad range of mRNA therapies

Marburg, Germany
New site, Singapore (planned for 2023)

Individualized mRNA

- Semi-automated bespoke manufacturing capability to produce just-in-time mRNA vaccines
- >1,000 cGMP iNeST batches produced since 2018

Mainz, Germany (clinical)
New commercial site, Mainz (under construction)

BioNTech Manufacturing Infrastructure
>1,000 employees at 4 sites

Modular mRNA / BioNTainer

- End-to-end mRNA production units with capacity of up to >50 million doses/year
- To initially support sustainable production of COVID-19 vaccines and Pandemic Preparedness offerings

Rwanda (under construction)
New sites, Senegal, South Africa (planned)

Cell therapy

- Two clinical-scale facilities with combined ~80,000 sq. ft
- Deep expertise in gamma retroviral vectors and CAR-T and TCR cell therapies

IMFS, Idar-Oberstein, Germany | Gaithersburg, MD, USA

BIONTECH 48

Manufacturing and automation

Expanding global manufacturing footprint

Construction and GMP licensure of new Mainz facility for iNeST


BIONTECH

Marburg
Commercial-scale mRNA
~750 employees
>100,000 square ft

Mainz
Commercial-scale mRNA
Individualized mRNA
~200 employees
~5,500 square ft



Gaithersburg
Clinical-scale cell therapy
~50 employees
>45,000 square ft


930

Idar-Oberstein
Clinical-scale cell therapy
~220 employees
~30,000 square ft



Singapore
(planned for 2023)
Commercial-scale mRNA

Senegal, Rwanda, & South Africa
(planned for 2023)
Modular mRNA BioNTainer



As of June 2022.

BIONTECH 49

Scaling up mRNA manufacturing 50 Batch-size and capacity expansion through digitalization and automation Annual clinical patient batch capacity 1,000 >10,000 in 2022 Planned capacity Marburg bulk mRNA batch size 350 g 1.4 kg in late 2020 in 2022 Manufacturing and automation 1 g in early 2020 10 in 2011

Scaling up mRNA batch numbers: Marburg 51 BioNTainer development hub Acquired from Novartis in 2020 for less than EUR 100M >1.5 billion doses of COVID-19 vaccine produced since Q2 2021 >100,000 square ft and 8 retrofitted production suites Retrofitted to produce mRNA vaccine within 6 months of acquisition Manufacturing and automation

1 2 3 4 5 6 7 8 9 10 11 12 13 Targeting delivery: <5 weeks 1 2 3 4 5 6 7 8 9 10 11 12 13 iNeST manufacturing innovation: Cycle-time reduction with automated process 52 Needle to needle: >3 months Manual process (until 2016) Semi-automated process (from 2017) Weeks Weeks Manufacturing and automation

We are investing in global cGMP cell therapy infrastructures 53 IMFS, Idar-Oberstein, Germany (fully owned) 24/7 operational model Reduction of steps and time Reduction of complexity Increased efficiency Advantages of an automated approach Reproducibility of manufacturing process Unlocks capacity Faster turnaround time per patient Advanced planning algorithms New picture required of site BioNTech, Gaithersburg, MD, US (long-term lease) Manufacturing and automation

BioNTainer: A platform for localized and sustainable mRNA production 54 The challenge The solution Establishing GMP production of mRNA is complex and requires overcoming challenges at many levels Turnkey package that includes modular production units, GMP-compliant setup and personnel training Manufacturing and automation

BioNTainers: What is next in 2022 55 Broke ground for first BioNTainer manufacturing facility in Rwanda First BioNTainer expected to be shipped (YE 2022) Regulatory framework in alignment with international and local standards Evaluation of additional use cases and products for BioNTainers worldwide Finalize the planning and initial assets for the new facility in the African Union Manufacturing and automation

Focused on five innovation pillars to enable a new era of synthetic medicine Deep understanding of the immune system Multi-platform innovation engine Manufacturing and automation Target discovery and characterization Digital & AI/ML 56

Focused on five innovation pillars to enable a new era of synthetic medicine Deep understanding of the immune system Multi-platform innovation engine Manufacturing and automation Target discovery and characterization Digital & AI/ML 57

Multi-platform innovation engine

Expanding the therapeutic universe through platform extension and novel combinations


Individualized mRNA cancer vaccines
iNeST
Off-the-shelf mRNA cancer vaccines
FixVac
Infectious diseases vaccines
Prophylactic
Therapeutic
mRNA technology
Small molecules
CAR-T
Solid tumor CAR T cells
CARVac
mRNA-vaccine amplified CAR T cells
RiboCytokines
mRNA-encoded cytokines
Selective TLR-7 agonism
TCR therapy
Cell & gene therapies
RiboMabs
mRNA-encoded multi-specific antibodies
Targeted cancer therapies
Individualized TCR therapy
mRNA-encoded humabodies
(Crescendo)
Protein therapeutics
Individualized neoantigen T-cell therapy
Ribolysins
Precision antibacterials (Phagomed)
Next-gen immunomodulators
Bispecific antibodies
Four drug classes
Platforms
Combination of platforms

58

New frontiers in infectious diseases New frontiers in infe ti us disease

Building on COVID-19 vaccine leadership to address global challenges 60 Advancing a broad toolkit of mRNA vaccines, Ribologicals, Ribolysins Diverse pipeline of next-generation COVID-19 vaccines Delivering breakthroughs against infectious diseases with high need Ability to precisely address diverse and difficult-to-target pathogens New vaccine launches and clinical trial starts expected in 2H 2022

Medical burden from infectious diseases is a growing global challenge 1 World Health Organization; 2022. https://cdn.who.int/media/docs/default-source/gho-documents/world-health-statistic-reports/worldhealthstatistics_2022.pdf?sfvrsn=6fbb4d17_3 (accessed May 26, 2022); 2 IPBES; 2020. https://ipbes.net/sites/default/files/2020-12/IPBES%20Workshop%20on%20Biodiversity%20and%20Pandemics%20Report_0.pdf (accessed June 08, 2022); 3 World Health Organization; 2021. https://www.who.int/news-room/fact-sheets/detail/antimicrobial-resistance (accessed June 08, 2022). 61 ~20% of deaths worldwide caused by infectious diseases with >10 million deaths in 20191 Top 10 global public health threats include antibacterial resistance with >1 million deaths annually3 Future pandemic threats Insufficient protection against wide variety of pathogens Antimicrobial resistance >600,000 undiscovered viruses thought to be transmissible from mammal/avian hosts to humans2 mRNA vaccines RiboMabs Rapid pandemic preparedness capability RiboLysins Our solutions

COVID-19 vaccine validates our mRNA technology and paves the way for future mRNA products 62 mRNA for ID 10 months development time doses administered as of April 20223.4 billion 1+ billion vaccinated persons safety database

BioNTech and Pfizer global mRNA collaboration programs in infectious diseases FIH, first-in-human. 63 COVID-19 COMIRNATY: globally leading franchise Variant-adapted vaccine launch planned for 2H 2022 Influenza Single-dose quadrivalent mRNA vaccine Phase 1 data update expected in 2022 Shingles Potential first-in-class mRNA-based shingles vaccine with blockbuster potential FIH Phase 1 trial 2H 2022 mRNA for ID Building on a track record of rapid clinical development and successful global commercialization of infectious disease vaccines +

As of March 2022 1 Approved as a 2-dose series for prevention of COVID-19 in individuals 16 years of age and older; 2-dose series under Emergency Use Authorization for individuals 5‒15 years old, and 3-dose series under Emergency Use Authorization for children 6 months through 4 years of age; 2 The vaccine is indicated for active immunization to prevent COVID-19 caused by SARS-CoV-2 virus, in individuals 5 years of age and older. Well prepared for the next phase of COVID-19 pandemic 64 Key drivers Pandemic prep. FDA EUA granted for pediatric use (6 months to <5 years old) Prepared for launch of variant-adapted vaccine in 2H 2022 1 2 First pandemic response for governments contract signed 3 ~3.4 billion doses delivered to >175 of countries and regions

FDA EUA granted for pediatric use Low-dose vaccination safely confers high protection 65 Three doses of BNT16b2 likely to confer high degree of protection against Omicron BA.1 21.8 4.2 32.9 80.3 75.5 82.3 0 25 50 75 100 6 months to <5 years 6 months to <2 years 2 years to <5 years V a c c in e e ff ic a c y a g a in s t B A .1 ( % ) Post dose 2 Post dose 3 Safety profile comparable to placebo Similar frequency of AESIs between BNT162b2 vs placebo • FDA-defined AESI main categories: potential angioedema and hypersensitivity (mainly urticarias and rashes) • CDC-defined AESIs: No vaccine-related anaphylaxis, myocarditis/pericarditis, Bell’s palsy,1 or MIS-C Reactogenicity mostly mild to moderate and short lived • Systemic reactions comparable to placebo, after any dose • AEs reflect reactogenicity/common childhood illnesses BNT162b2 – n=3,013 3 μg; 3 doses Placebo – n=1,513 Phase 2/3 Children aged 6 months to <5 years R 2:1 Pandemic prep.1 1 Or facial paralysis/paresis. 2 Available at: https://www.census.gov/dataviz/visualizations/034/ and https://ec.europa.eu/eurostat/statistics-explained/index.php?title=File:Population_structure_by_five- year_age_groups_and_sex,_EU-27,_1_January_1999_and_2019_(%25_share_of_total_population)_BYIE20.png AE, adverse event; AESI, AE of special interest; MIS-C, multisystem inflammatory syndrome in children.

Variant-adapted vaccines Next-generation vaccine approaches aim to provide durable variant protection 66 COMIRNATY Omicron-adapted Mono-/Multi-valent T-cell enhancing Pan-coronavirus Variant adapted and next-generation vaccine approaches Clinical data presented at VRBPAC meeting June 2022 Rolling submissions initiated in US and EU Expected to enter the clinic in 2H 2022 Pandemic prep.2

GMR superiority criterion: the lower bound of 95% confidence interval for GMR is >1.0 Variant-adapted vaccines І Omicron BA.1 GMR consistent with simple superiority criterion for Omicron-modified vaccines (>55y participants) 67 Pandemic prep. Participants WITHOUT evidence of infection up to 1 month after the study vaccination GMT (95% CI) 1M post-dose Vaccine group / BNT162b2 30 µg Assay Vaccine groups n GMR (95% CI) Met superiority (Y/N)1 SARS-CoV-2 neutralization assay – Omicron BA.1 - NT50 (titer) BNT162b2 30 µg 163 455.8 (365.9, 567.6) BNT162b2 OMI 30 µg 169 1014.5 (825.6, 1246.7) 2.23 (1.65, 3.00) Y BNT162b2 OMI 60 µg 174 1435.2 (1208.1, 1704.8) 3.15 (2.38, 4.16) Y Bivalent OMI 30 µg1 178 711.0 (588.3, 859.2) 1.56 (1.17, 2.08) Y Bivalent OMI 60 µg2 175 900.1 (726.3, 1115.6) 1.97 (1.45, 2.68) Y 2 1 Multiple hypotheses are to be evaluated in sequential order for alpha control. Declaration of OMI 30 μg simple superiority pending outcome of additional hypotheses. Note: Omicron BA.1 NT50 measured using validated 384-well assay. Internal data.

Variant-adapted vaccines І Omicron BA.1 GMR consistent with super superiority criterion for monovalent Omicron-modified vaccine (>55y participants) 68 Pandemic prep. Participants WITHOUT evidence of infection up to 1 month after the study vaccination GMT (95% CI) 1M post-dose Vaccine group / BNT162b2 30 µg Assay Vaccine groups n GMR (95% CI) Met superiority (Y/N)1 SARS-CoV-2 neutralization assay – Omicron BA.1 - NT50 (titer) BNT162b2 30 µg 163 455.8 (365.9, 567.6) BNT162b2 OMI 30 µg 169 1014.5 (825.6, 1246.7) 2.23 (1.65, 3.00) Y BNT162b2 OMI 60 µg 174 1435.2 (1208.1, 1704.8) 3.15 (2.38, 4.16) Y Bivalent OMI 30 µg1 178 711.0 (588.3, 859.2) 1.56 (1.17, 2.08) Y Bivalent OMI 60 µg2 175 900.1 (726.3, 1115.6) 1.97 (1.45, 2.68) Y GMR superiority criterion: the lower bound of 95% confidence interval for GMR is >1.5 2 1 Multiple hypotheses are to be evaluated in sequential order for alpha control. Declaration of super superiority pending outcome of additional hypotheses. Note: Omicron BA.1 NT50 measured using validated 384-well assay. Internal data.

Variant-adapted vaccines І Omicron BA.1 seroresponse rate exceeds noninferiority criterion for Omicron-containing vaccines (>55y participants) 69 Pandemic prep. Participants WITHOUT evidence of infection up to 1 month after the study vaccination n (%) (95% CI) 1M post-dose Seroresponse difference in % Vaccine group – BNT162b2 30 µg % (95% CI) Met non-inferiority (Y/N)1Assay Vaccine groups N SARS-CoV-2 neutralization assay – Omicron BA.1 - NT50 (titer) BNT162b2 30 µg 149 85 (57.0) (48.7, 65.1) BNT162b2 OMI 30 µg 163 125 (76.7) (69.4, 82.9) 19.6 (9.3, 29.7) Y BNT162b2 OMI 60 µg 166 143 (86.1) (79.9, 91.0) 29.1 (19.4, 38.5) Y Bivalent OMI 30 µg1 169 121 (71.6) (64.2, 78.3) 14.6 (4.0, 24.9) Y Bivalent OMI 60 µg2 162 110 (67.9) (60.1, 75.0) 10.9 (0.1, 21.4) Y Non-inferiority criterion: the lower bound of 95% confidence interval for interval for the percentage difference is >-5 2 1 Multiple hypotheses are to be evaluated in sequential order for alpha control. Declaration of OMI 30 μg noninferiority pending outcome of additional hypotheses. Note: Omicron BA.1 NT50 measured using validated 384-well assay. Internal data.

Variant-adapted vaccines І GMTs in participants without evidence of infection up to 1 month after study vaccination: Immunogenicity subset N T 5 0 ( ti te r) G M T Pandemic prep. BNT162b2 (30 g) BNT162b2 (60 g) BNT162b2 OMI (30 g) BNT162b2 OMI (60 g) Bivalent (30 g) Bivalent (60 g) 149 163 163 169 163 169 166 174 169 178 162 175 5.8 6.9 13.5 19.6 9.1 10.9GMFR 74.3 103.3 73.9 70.5 77.2 81.6 455.8 727.3 1014.5 1435.2 711 900.1 1 10 100 1,000 10,000 Prevax 1MPD Prevax 1MPD Prevax 1MPD Prevax 1MPD Prevax 1MPD Prevax 1MPD 70 2 Internal data.

Variant-adapted vaccines І Reactogenicity profile of variant vaccines overall similar to prototype BNT162b2 vaccine Pandemic prep. Participants aged 18−55 years • Monovalent Omicron-modified vaccine (30 µg) showed a similar local reaction and systemic event profile as the prototype vaccine (30 µg) Participants aged >55 years • Monovalent and bivalent Omicron-modified vaccines (30 µg) showed a similar local reaction and systemic event profile as the prototype vaccine • 60 µg dose level: Mild to moderate injection site pain, fatigue and muscle pain were more common compared to 30 µg 71 2 Internal data.

Variant-adapted vaccines Omicron-containing modified-variant vaccine summary 72 Pandemic prep. Neutralizing responses for Omicron-containing vaccines are consistent with regulatory criteria: • Simple superiority for GMR and non-inferiority for seroresponse (monovalent and bivalent vaccines) • “Super” superiority for GMR (monovalent vaccines) Reactogenicity profile of variant vaccines overall similar to prototype BNT162b2 vaccine Internal data. 2

Pandemic prep.

② Variant-adapted vaccines I SARS-CoV-2 epidemiology changes quickly: Vaccine updates need to adapt with the pace of the virus

Variant vaccine update pathway

Clinical (current)	~8 months
Pre-clinical/CMC (proposed)	~3 months


Omicron Wave
USA
Circulating Strains
Proportion of Strains
100
75
50
25
0
Delta
Omicron BA.1
Omicron BA.2
Omicron BA.2.12.1
Omicron BA.4
Omicron BA.5
Dec 2021
Feb 2022
Apr 2022
Jun 2022
Sampling Date

GISAID Initiative database: https://www.gisaid.org/ (accessed June 20, 2022).

Pfizer BIONTECH 73

Variant-adapted vaccines Omicron has more sublineages than all other variants combined GISAID Initiative database: https://www.gisaid.org/ (accessed June 22, 2022). 74 Omicron mutanome continues to rapidly expand Omicron sublineages continue to show increased immune escape properties Omicron sublineages have become mutationally distinct Pandemic prep.2

Variant-adapted vaccines BA.2.12.1 and BA.4/5 are now increasing in prevalence GISAID Initiative database: https://www.gisaid.org/ (accessed May 31, 2022). 75 Pandemic prep.2 USA circulating strains trend

Pandemic prep.

② Variant-adapted vaccines

Omicron BA.4/5 RBD and NTD sequences are distinct from BA.1 and BA.2

BA.4/5 additional mutations

RBD top view


F486V
L452R
S477N T478K
E484A
Q493R
K417N
G496S
Y505H
Q498R
G446S
D405N
R408S
N501Y
R346K
T376A
N440K
S375F
S373P
S371L/F
N343 glycan
ACE2 footprint
Common to BA.1, BA.1.1, BA.2 & BA.3
BA.1, BA.1.1 & BA.3 (except 496)
BA.1.1 only
BA.2 only (D405N Also in BA.3)
S371L: BA.1, BA.1.1
S371F: BA.2, BA.3
not in BA.4/5
not in BA.3

NTD	BA.1	A67V,Δ69-70,T95I,G142D,Δ143-145,N211I,Δ212, ins214EPE
	BA.1.1	A67V,Δ69-70,T95I,G142D,Δ143-145,N211I,Δ212, ins214EPE
	BA.2	T19I,Δ24-26,A27S, G142D, V213G
	BA.3	A67V,Δ69-70,T95I,G142D, Δ143-145,N211I,Δ212
	BA.4/5	T19I,Δ24-26,A27S, Δ69-70, G142D, V213G
RBD	BA.1	G339D, S371L,S373P,S375F, K417N,N440K,G446S
	BA.1.1	G339D,R346K,S371L,S373P,S375F, K417N,N440K,G446S
	BA.2	G339D, S371F,S373P,S375F,T376A,D405N,R408S,K417N,N440K
	BA.3	G339D, S371F,S373P,S375F, D405N, K417N,N440K,G446S
	BA.4/5	G339D, S371F,S373P,S375F,T376A,D405N,R408S,K417N,N440K,
	BA.1	S477N,T478K,E484A, Q493R,G496S,Q498R,N501Y,Y505H
	BA.1.1	S477N,T478K,E484A, Q493R,G496S,Q498R,N501Y,Y505H
	BA.2	S477N,T478K,E484A, Q493R, Q498R,N501Y,Y505H
	BA.3	S477N,T478K,E484A, Q493R, Q498R,N501Y,Y505H
	BA.4/5	L452R,S477N,T478K,E484A,F486V, Q498R,N501Y,Y505H
	BA.1	T547K,D614G,H655Y,N679K,P681H,N764K,D796Y,N856K,Q954H,N969K,L981F
	BA.1.1	T547K,D614G,H655Y,N679K,P681H,N764K,D796Y,N856K,Q954H,N969K,L981F
	BA.2	D614G,H655Y,N679K,P681H,N764K,D796Y, Q954H,N969K
	BA.3	D614G,H655Y,N679K,P681H,N746K,D796Y, Q954H,N969K
	BA.4/5	D614G,H655Y,N679K,P681H,N764K, D796Y, Q954H,N969K

Omicron BA.4 and BA.5 contain additional mutations in the RBD, in particular the reversion mutation R493Q, together with mutations L452R and F486V

Tuekprakhon A, et al. bioRxiv 2022; doi.org/10.1101/2022.05.21.492554.

76

F F R N T 5 0 501.1 822.0 771.3 678.178.4 145.3 226.3 137.2 10 100 1,000 10,000 OMI 30 μg n=17 OMI 60 μg n=18 Bivalent 30 μg n=13 Bivalent 60 μg n=18 BA.1 BA.4/5 LOD Variant-adapted vaccines І Omicron-containing modified variant vaccines as 4th dose elicit improved Omicron neutralization response FFRNT, fluorescent foci reduction neutralization test; LOD, limit of detection. Internal data. BA.4/BA.5 response lower than that of BA.1 Pandemic prep. Participants WITHOUT evidence of infection up to 1 month after first study vaccination >55 years old participants, 30 and 60 μg dose 77 2

Variant-adapted vaccines І Omicron BA.4/5 variant-adapted vaccines neutralize Omicron sub-lineages in balb/c mice Internal data. 78 • N=8 Balb/c mice per group • Pre-immunized with 2-doses of 1µg BNT162b2 on day 0 and day 21 • Booster administered on day 104 W uh an B A .1 B A .2 B A .2 .1 2. 1 B A .4 /B A .5 W uh an B A .1 B A .2 B A .2 .1 2. 1 B A .4 /B A .5 W uh an B A .1 B A .2 B A .2 .1 2. 1 B A .4 /B A .5 0.25 1 4 16 64 256 1024 G M F I fr o m b a s e lin e i n p V N 5 0 t it e r 5.9 3.9 4.6 5.9 7.1 6.5 15.4 25.9 61.7 67.3 2.3 5.9 7.7 14.1 14.1 BNT162b2 Omi BA.4/5 BNT162b2 + Omi BA.4/5 (0.5 µg each) W uh an B A .1 B A .2 B A .2 .1 2. 1 B A .4 /B A .5 W uh an B A .1 B A .2 B A .2 .1 2. 1 B A .4 /B A .5 W uh an B A .1 B A .2 B A .2 .1 2. 1 B A .4 /B A .5 101 102 103 104 105 p V N 5 0 t it e r [s e ru m d ilu ti o n -1 ] BNT162b2 (1µg) Omi BA.4/5 (1µg) BNT162b2 + Omi BA.4/5 (0.5 µg each) 9870 2075 872 951 800 9870 4150 5869 4935 4935 5869 2075 2691 3200 2075 GMT LOD Neutralizing GMTs Geometric mean fold increase 2 Pandemic prep.

Variant-adapted vaccines І Omicron BA.4/5 variant-adapted vaccines neutralize Omicron sub-lineages in balb/c mice Internal data. 79 • N=8 Balb/c mice per group • Pre-immunized with 2-doses of 1µg BNT162b2 on day 0 and day 21 • Booster administered on day 104 Neutralizing GMTs Geometric mean fold increase W uh an B A .1 B A .2 B A .2 .1 2. 1 B A .4 /B A .5 W uh an B A .1 B A .2 B A .2 .1 2. 1 B A .4 /B A .5 W uh an B A .1 B A .2 B A .2 .1 2. 1 B A .4 /B A .5 101 102 103 104 105 p V N 5 0 t it e r [s e ru m d ilu ti o n -1 ] BNT162b2 (1µg) Omi BA.4/5 (1µg) BNT162b2 + Omi BA.4/5 (0.5 µg each) 9870 2075 872 951 800 9870 4150 5869 4935 4935 5869 2075 2691 3200 2075 GMT LOD W uh an B A .1 B A .2 B A .2 .1 2. 1 B A .4 /B A .5 W uh an B A .1 B A .2 B A .2 .1 2. 1 B A .4 /B A .5 W uh an B A .1 B A .2 B A .2 .1 2. 1 B A .4 /B A .5 1 4 16 64 256 1024 G M F I fr o m b a s e lin e i n p V N 5 0 t it e r 5.9 3.9 4.6 5.9 7.1 6.5 15.4 25.9 61.7 67.3 2.3 5.9 7.7 14.1 14.1 BNT162b2 Omi BA.4/5 BNT162b2 + Omi BA.4/5 (0.5 µg each) 2 Pandemic prep.

Variant-adapted vaccines І Omicron BA.4/5 variant-adapted vaccines increase Omicron sub-lineages/Wuhan ref. pVN50 titer ratio in balb/c mice Internal data. 80 W uh an B A .1 B A .2 B A.2 .1 2. 1 B A.4 /B A .5 0.1 1 R a ti o o f v a ri a n t/ W u h a n r e f. p V N 5 0 t it e r BNT162b2 Omi BA.4/5 Geometric mean ratio O m i B A.1 O m i B A.2 O m i B A .2 .1 2. 1 O m i B A.4 /B A .5 0.21 0.09 0.10 0.08 0.42 0.59 0.50 0.50 0.35 0.46 0.55 0.35b2 + Omi BA.4/5 Cross-neutralization analysis • N=8 Balb/c mice per group • Pre-immunized with 2-doses of 1µg BNT162b2 on day 0 and day 21 • Booster administered on day 104 2 Pandemic prep.

Variant-adapted vaccines A science-driven preparedness strategy 81 Pandemic prep.2 Discussions with regulators are ongoing to define most appropriate pathways to leverage current experience and ensure that variant-adapted vaccines can be made available in the future to timely address newly emerging variants / sublineages • Extensive clinical experience with multiple other variant-adapted vaccines – Consistent safety and immunogenicity profiles • Robust manufacturing process – Requires minimal changes to introduce updated antigen sequence for new variant/sublineage • As of today, safety profile of COMIRNATY is well characterized – Extensive post-marketing exposure and close monitoring – No identification of new important safety issues in pediatric populations as well as with booster schemes

Pandemic preparedness An integrated, multi-faceted model for future pandemic preparedness 82 Response PREPAREDNESS Field-based testing Laboratory testing Risk prediction (AI driven) Manufacturing Planning for deployment Pandemic prep. Our goal: Enable end-to-end manufacturing and delivery of our vaccines world-wide, whilst ensuring quality of production 3 For the next five years: reserve and maintain manufacturing capabilities to produce at least 80 million mRNA-based vaccine doses per year Pandemic preparedness contract with German Federal Ministry of Health in April 2022

Malaria, tuberculosis, and HIV remain endemic HIV, human immunodeficiency virus; WHO, World Health Organization. World Health Organization fact sheets. https://www.who.int/news-room/fact-sheets (accessed June 09, 2022). 83 ~229 million cases in 2020 across the WHO Africa Region 601,000 deaths in 2020 in the WHO African Region (80% in children <5 years) Malaria Tuberculosis HIV 10 million cases globally in 2020 1.5 million deaths globally in 2020 37.7 million living with HIV (of whom 2/3 in the WHO Africa Region) 680,000 deaths globally from HIV-related causes in 2020 Pandemic prep.

BioNTainer: Building an mRNA manufacturing network to address infectious diseases in Africa and beyond 84 The BioNTainer solution aims to ensure: Partner contribution: Indicative manufacturing network Potential partners for fill & finish Pandemic preparedness & other use cases Sustainability through maintenance and updating Acceleration of knowledge and technology transfer Rapid set-up of new mRNA manufacturing nodes for licensed mRNA vaccines Operation permit Logistics & supply Utilities Access to talent Fill & finish capacity Regulatory framework Pandemic prep.

Urgent need for next-generation precision antibacterials 1 Antimicrobial Resistance Collaborators. Lancet 2022; 399:629–655; 2 O'Neill J. Wellcome Collection. Attribution 2014; Available at: https://wellcomecollection.org/works/rdpck35v (accessed June 06, 2022). 85 Antibacterials Prevent up to 10 million deaths from antimicrobial resistance by 20501 Safeguard modern medicine via effective antibacterials1,2 Improve standard-of-care for >150 million people suffering from chronic and severe bacterial infections1

Antibacterials

Synthetic (endo)lysins − A potentially ideal class of precision antibacterials

Used by phages to degrade bacterial cell wall


Endolysin
Bacteriophage
Bacterial killing

Modular domain architecture

High diversity in architectures and combinations

Gram-positive: Enzymatically active domain — Cell-wall binding domain

Gram-negative: Outer-membrane penetrating peptide — Enzymatically active domain

Highly potent	• Highly bactericidal • Minimum inhibitory concentration (MIC) often <1 µg/ml
No resistance	• Active on antibiotics-resistant bacteria • Resistance formation hardly possible
Biofilm active	• Lyse cell-wall irrespective of metabolic state • Penetrate biofilm matrix
Laser focus	• Do not harm beneficial bacteria • Suitable where microbiome has to be preserved
Safe	• Mammals have no peptidoglycan • Very safe, no off-target effects

(Endo)lysins could be developed against virtually any type of bacteria

[1] Fischetti VA. Int J Med Microbiol 2010; 300:357–362; [2] Vázquez R, et al. J Virol 2021; 95:e0032121; [3] Fowler VG, et al. J Clin Invest 2020; 130:3750–3760.

BIONTECH 86

Antibacterials

Diverse and modular domain architecture allows flexibility in engineering


Alphafold
homology model
of PM-477
Enzymatically active domain
Cell-wall binding domain
Outer-membrane penetrating peptide (OMP)
Enzymatically active domain

EADs hydrolyze peptidoglycan

Different classes of EAD cleave 5 different chemical bonds in peptidoglycan

There are 28++ classes of EADs with low sequence similarity

Endolysins can have ≥1 EADs

CBDs bind specific features on bacterial cell wall

CBDs mediate genus or species specificity (but EADs also contribute to specificity)

15+ different classes of CBDs known

To be active on Gram negative bacteria (outer-cell membrane), many but not all endolysins require outer-membrane penetrating peptides

Engineered endolysins can combine modules of multiple classes
High sequence diversity and option space, even within one class

CBD, Cell-wall binding domain; EAD, enzymatically active domain.

[1] Oliveira H, et al. J Virol 2013; 87:4558–4570; [2] Vázquez R, et al. J Virol 2021; 95:e0032121; [3] Gutiérrez D & Briers Y. Curr Opin Biotechnol 2021; 68:15–22.

BIONTECH 87

Endolysins are highly potent and allow laser-focused microbiome modulation 88 MIC range (µg/ml) for Gardnerella (>20 strains tested)2 PM-477 Clindamycin Metronidazole 0.03–1 <0.06–1 8 to >128 (R) Method: Bacteria grown in vitro and then treated with single dose of PM-477 for 5 hours. Suspension plated and CFU evaluated quantitatively on a log10 scale ~60% of strains resistant to metronidazole (MDZ) U n tr e a te d T re a te d U n tr e a te d T re a te d U n tr e a te d T re a te d U n tr e a te d T re a te d U n tr e a te d T re a te d U n tr e a te d T re a te d U n tr e a te d T re a te d - + - + - + - + 102 103 104 105 106 107 108 109 No effect of H2B10 on Lactobacillus spp. C F U /m l LOD L. crispatus L. gasseri L. jensenii L. rhamnosus G. vaginalis G. leopoldii G. swidsinskii 40 µg/ml 256 µg/ml Pathogenic bacteria1 Beneficial bacteria 102 103 104 105 106 107 108 109 C F U /m l LOD **** **** **** > 100,000× reduction MIC, minimum inhibitory concentration 1 Landlinger C, et al. Pathogens 2021; 10:54; 2 Landlinger C, et al. Antimicrob Agents Chemother 2022; 66:e0231921. Antibacterials PM-477 with low MIC (0.1–1 µg/ml) for Gardnerella Lactobacilli grow in the presence of high doses of PM-477 (MIC >256 µg/ml)

Expanding opportunities in infectious diseases: 4 first-in-human mRNA vaccine trial starts expected in 2022

Platform	Product candidate	Indication (targets)	Next milestone
mRNA vaccines	BNT162b2[1]	COVID-19	Data updates in 2022
	Omicron[1]	COVID-19	Data updates in 2022
	Omicron + BNT162b2[1]	COVID-19	Data updates in 2022
	BNT161[2]	Influenza	Data updates in 2022
	Preclinical unnamed program[2]	Shingles	First-in-human trial to start in 2H 2022
	BNT163 (prophylactic)[3]	HSV2	First-in-human trial to start in 2H 2022
	HeTVac (therapeutic)[3]	HSV2	
	BNT164[4]	Tuberculosis	First-in-human trial to start in 2H 2022
	BNT165	Malaria	First-in-human trial to start in 2H 2022
	Unnamed program[4]	HIV	
Ribolysins	Unnamed program	Precision antibacterials	

[1] Global co-development co-commercial agreement with Pfizer; [2] Global rights licensed to Pfizer; [3] University of Pennsylvania collaboration;
[4] Collaboration with Bill & Melinda Gates Foundation. BioNTech holds worldwide distribution rights except developing countries where BMGF holds distribution rights.

BIONTECH 89

90 Q & A

TIME FOR A BREAK!

Oncology pipeline

Immune system

Understanding and exploiting immunological mechanisms


APC
T cell
Tumor cells
2
3
CD40
3
4-1BB
PD-1
PD-L1
MHC
TCR
1
1
4
4
Naive T cell
Pro-inflammatory cytokines
Treg
Antibodies
B cell

1 **mRNA-encoded cancer vaccines**
- Shared antigens
- Individual antigens

2 **CAR-, TCR-, and non-engineered cell therapies**
- Shared antigens
- Individual antigens

3 **Next-generation immunomodulators**
- Dual agonist
- CPI + agonist

4 **mRNA-encoded effector molecules**
- Antibodies
- Cytokines

BIONTECH 93

Oncology pipeline: Significant progress and expansion in 2022

Drug class	Platform	Product candidate	Indication (targets)	Pre-clinical	Phase 1	Phase 2	Phase 3	Milestones
mRNA	FixVac	BNT111	Advanced and R/R melanoma					FPD June 2021
		BNT112	Prostate cancer					
		BNT113	HPV16+ head and neck cancer					FPD, July 2021
		BNT115[1]	Ovarian cancer					
		BNT116	NSCLC					Start Phase 1/2
	iNeST	Autogene cevumeran (BNT122)[2]	1L melanoma					Data H2 2022
			Adjuvant colorectal cancer					FPD, Dec 2021
			Solid tumors					
			Adjuvant pancreatic ductal adenocarcinoma[1]					Follow-up trial
	Intratumoral immunotherapy	SAR441000 (BNT131)[3]	Solid tumors (IL-12sc, IL15-sushi, GM-CSF, IFNα)					
	RiboMabs	BNT141	Multiple solid tumors (CLDN18.2)					FPD Jan 2022
		BNT142	Multiple solid tumors (CD3×CLDN6)					Start Phase 1/2
	RiboCytokines	BNT151	Multiple solid tumors (optimized IL-2)					
		BNT152, BNT153	Multiple solid tumors (IL-7, IL-2)					
Cell therapies	CAR T cells + CARVac	BNT211	Multiple solid tumors (CLDN6)					Ph 2 planned 2023
		BNT212	Pancreatic, other cancers (CLDN18.2)					
	Neoantigen-based T cells	BNT221 (NEO-PTC-01)	Multiple solid tumors					
	TCR engineered T cells	To be selected	All tumors					
Antibodies	Next-gen checkpoint immunomodulators	GEN1046 (BNT311)[4]	Metastatic NSCLC (PD-L1×4-1BB)					FPD, Dec 2021
			Multiple solid tumors (PD-L1×4-1BB)					
		GEN1042 (BNT312)[4]	Multiple solid tumors (CD40×4-1BB)					
	Targeted cancer antibodies	BNT321 (MVT-5873)	Pancreatic cancer (sLea)					
SMIM	Toll-like receptor binding	BNT411	Solid tumors (TLR7)					

SMIM, small molecule immunomodulators.
[1] Investigator-initiated Phase 1 trial; [2] Collaboration with Genentech; [3] Collaboration with Sanofi; [4] Collaboration with Genmab.

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94

Unique combination potential across platforms

Selected examples in the clinic

mRNA cancer vaccines + Approved anti-PD-1/PD-L1	mRNA cancer vaccines + mRNA-encoded cytokines	Engineered cell therapies + mRNA cancer vaccines
Vaccine-induced T-cell response + expansion through PD1 blockade	Vaccine-induced T-cell response + amplification through RiboCytokines	Autologous CAR T-cell therapy + vaccine-amplified T-cell response
Several Phase 1 and Phase 2 trials ongoing for both FixVac and iNeST platforms in combination with anti-PD1	BNT151, BNT153: IL-2 RiboCytokines in preclinical studies	BNT211: Ongoing Phase 1 trial across multiple tumors

BIONTECH 95

mRNA cancer vaccines

mRNA cancer vaccines

mRNA vaccines for enabling potent multi-targeting of cancers


IV injection of RNA-LPX
2
decatopes
Delivery
of RNA-LPX to
dendritic cells in
lymphoid
compartments
Dendritic cell
CD8 T cell
Spleen
CD4 T cell


RNA-LPX
Innate immune stimulation
Pro-inflammatory
cytokines
Endosome
TLR 7/8
NF-κB
mRNA
Co-stimulatory
molecules
CD80
CD28
MHCI
CD8 T cell
stimulation
MHCI
TCR
Endoplasmic
reticulum
Polypeptide
TAP
Proteasome
Dendritic cell
Cytokine
help
MHCII
CD40
TCR
CD40L
Endo-lysosomes
Antigen presentation
CD4 T cell
stimulation


Backbone optimized uridine mRNA (uRNA)
Cap
UTR
Antigen
UTR
A30-L-A70
Neo-
antigens
Individualized
therapy
iNeST*
individualized
Neoantigen-Specific
immunoTherapy
Multiple shared
antigens
Off-the-shelf
therapy
FixVac
Fixed Antigen
Vaccine

Kranz LM, et al. Nature 2016; 534:396–401; Lopez J, et al. AACR Annual Meeting 2020; Oral presentation CT301.
* Collaboration with Genentech.

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97

mRNA cancer vaccines

iNeST I Autogene cevumeran (BNT122)
Driving continuous iNeST innovation with data


1
2
3
4
5
NORMAL
GGGAAACTTTTTCC
TUMOR
GGGAAACGTTTTCC

1. Individual patient samples (blood and tissue)
2. Mapping of mutations
3. Neoantigen prediction
4. On-demand tailored RNA manufacturing
5. Individualized immunotherapy

Driven by data
Constant improvement as more data are generated and analyzed

Selection algorithms
AI and ML optimization

Just-in-time manufacturing
Dedicated mRNA GMP production facilities

Targeting delivery of <5 weeks


Continuous platform evolution

iNeST is being developed in collaboration with Genentech.

98

mRNA cancer vaccines

iNeST I Autogene cevumeran (BNT122)
Phase 1 as monotherapy and in combination with atezolizumab

- Data from Phase 1 trial in heavily pre-treated, PD-L1 low patients across multiple tumor types
- Demonstrated ability to elicit significant T cell responses of both effector and memory phenotype as monotherapy and in combination (multiple patients with > 5% T cell response per neoepitope)
- Treatment-related adverse events were primarily transient systemic reactions, manifesting as low-grade CRS, IRR or flu-like symptoms
- Initial signals of clinical activity observed as single agent and in combination with Atezo

Evaluation of BNT122 safety & feasibility with/without Tecentriq in > 10 indications



Blood and tumor biopsy collection
Sequencing
Bioinformatics Neoantigen Prediction
RNA-lipoplex manufacturing
Cold storage and distribution
Intravenous administration
5' UTR
NEOANTIGENS
3' UTR
SEC
MITD
AAAA
Single-stranded mRNA
RNA backbone
RNA backbone
Innate Immune Stimulation
Intrinsic TLR7/8 agonist
Antigen Expression
Up to 20 neoantigens (2 decatopes)

BNT122 induces CD8+ T cells in CPI-sensitive and CPI-insensitive tumor types



Patient With Prostate Cancer Treated With RO7198457 (38 µg)
Baseline
C2D1
C3D1
C4D1
0.03%
1.95%
2.49%
4.7%
97.79%
95.69%
95.88%
93.89%
PE Multimer
BV605 Multimer
Phenotype of MHC Multimer–Positive Cells
Effector Memory Phenotype
PD-1+ Cells
CCR7
CD45RO
PD-1
CD8
PD-1+ CD8 T cells
99.6%
87.7%

BNT122 induces CD8+ T cell Infiltrates in tumors



RO7198457-specific TCRs
Other TCRs
RO7198457-specific TCRs are present only in post-treatment tumor.
Frequency of TCRs (log 10) in Post-Treatment Tumor

CPI, checkpoint inhibitor; PR, partial response; PD, progressive disease; SD, stable disease.

1. Sahin U, et al. Nature 2017; 547:222–226; BNT121 was a precursor to BNT122 and the iNeST collaboration with Genentech.
2. Lopez J, et al. AACR Annual Meeting 2020; Oral presentation CT301; 3. Braiteh F, et al. AACR Annual Meeting 2020; Poster presentation CT169; 4. Collaboration with Genentech.

BIONTECH 99

mRNA cancer vaccines

iNeST I Autogene cevumeran (BNT122)
Neoantigen vaccines are well suited for the early-line setting

Adjuvant


Normal DNA
Tumor DNA

Residual cancer cells may remain – emphasis on recurrence free survival

1L metastatic



Rapidly growing but often still in early phase of metastases

Late-line metastatic



Bulky tumors with multiple organs involved

	Early line (adjuvant/first line)	Late line (refractory)
Tumor mass	Low tumor burden	Large bulky tumors
Tumor resistance mechanisms	Not fully established	Multiple resistance mechanisms
Immune system health	Functional T cell responses inducible	Higher rate of dysfunctional immune cells

Three trials ongoing in early lines:
- Advanced melanoma (Phase 2)
- Adjuvant colorectal cancer (Phase 2)
- Adjuvant pancreatic ductal adenocarcinoma (Phase 1)

iNeST is being developed in collaboration with Genentech.

100

mRNA cancer vaccines

iNeST I Autogene cevumeran (BNT122)
Phase 2 open-label, randomized trial in 1L advanced melanoma



Advanced metastatic or unresectable melanoma
Previously untreated
Safety run-in (n=6–12)
Pembrolizumab 1 cycle
BNT122 + pembrolizumab
R 1:2
Pembrolizumab 200 mg q3w, ≤24 months
Cross-over allowed after confirmed PD
Pembrolizumab (1 cycle) 200 mg q3w
BNT122 + pembrolizumab ≤24 months total

Key endpoints

- Primary: PFS
- Secondary: ORR
- Efficacy: OS, DoR, ORR post crossover
- Safety
- Quality of life

Status

- n=131 enrolled (active, not recruiting)
- Success may unlock 1L use of iNeST in CPI-sensitive advanced cancers for combination therapy
- Collaboration with Genentech

CPI, checkpoint inhibitor; DoR, duration of response; ORR, overall response rate; OS, overall survival; PD, progressive disease; PFS, progression-free survival.
ClinicalTrials.gov: NCT03815058.

BIONTECH 101

mRNA cancer vaccines

High medical need in the adjuvant treatment of Stage II (high risk)/Stage III colorectal cancer

High medical need in the adjuvant treatment of Stage II (high risk)/Stage III colorectal cancer

- Colorectal cancer is second deadliest cancer worldwide[1], 5-year OS in regional disease is 71%[2]
- SoC in Stage II (high risk) and Stage III CRC after removal of the primary tumor and adjuvant chemotherapy is watchful waiting
- ctDNA is a marker for minimal residual disease and thus can identify patients at high risk of disease recurrence[3,4]
- In ctDNA-positive, Stage 2 (high risk) and Stage 3 CRC post adjuvant chemotherapy, duration of disease-free survival is 6 months[5]



Stage II (high risk) and Stage III colorectal cancer
Surgery
CT scan
Adjuvant chemo given to all patients
No residual disease
50% Cured by surgery alone
Microscopic residual disease
20% Cured by chemo on top of surgery
30% Recur despite surgery + chemo

CRC, colorectal cancer; ctDNA, circulating tumor DNA; ; OS, overall survival; SoC, standard of care.,
[1] WHO factsheet on cancer. 2018; [2] Seer database; [3] Fan G, et al. PLoS One 2017; 12: e0171991;
[4] Loupakis F, et al. JCO Precis Oncol 2021; 5:PO.21.00101; [5] Reinert T, et al. JAMA Oncology, 2019; 5:1124–1131.

BIONTECH 102

mRNA cancer vaccines

iNeST I Autogene cevumeran (BNT122)
Phase 2 randomized trial vs watchful waiting in adjuvant colorectal cancer

Patients with surgically-resected stage II (high-risk) or stage III CRC

Adjuvant SoC chemotherapy for 12–24 weeks

- **Screening 1**: ctDNA status (post-operative)
- **Screening 2**: neoantigen selection for vaccine manufacture
- **Screening 3**: final eligibility (ctDNA-positive)

Biomarker: BNT122 irrespective of ctDNA status (n=15)

iNeST manufacturing ≤20 neo-epitopes

Exploratory: BNT122 recurrent disease at Screening 3 (n≤20)

R 1:1 n=166

- BNT122: 15 doses: 6×q1w, 2×q2w, 7×q6w
- Observational watchful waiting

Key endpoints

- Primary: Disease-free survival (DFS)
- Efficacy: RFS, TTR, TTF, OS
- Change in ctDNA status

Status

- First patient dosed (randomized cohort): December 2021
- Collaboration with Genentech

CRC, colorectal cancer; ctDNA, circulating tumor DNA; OS, overall survival; q1/2/6w, every 1/2/6 weeks; R, randomize; RFS, relapse-free survival; SoC, standard of care; TTF, time to treatment failure; TTR, time to response.
ClinicalTrials.gov: NCT04486378.

BIONTECH 103

mRNA cancer vaccines

iNeST I Autogene cevumeran (BNT122)
Phase 1 trial of adjuvant BNT122 in pancreatic ductal adenocarcinoma

Surgically resectable PDAC
- No borderline resectable
- No locally advanced or metastatic
- No neoadjuvant therapy

Week 0	Week 6	Weeks 9–17	Weeks 21–43	Week 46	
Surgery	Atezolizumab 1 dose	BNT122 8 priming doses	mFOLFIRINOX 12 q2w cycles	BNT122 1 booster dose	→ Follow-up

Custom manufacture of BNT122; up to 20 neo-antigenes from tumor sample

High unmet need in PDAC

PDAC: anticipated to be the 2nd leading cause of cancer-related death in the US by 2030
- Surgery offers the only chance of cure
- 5-year survival rates after resection alone: ~10%
- 69–75% relapse within 2 years after adjuvant therapy

Immunotherapy resistant:
- Low mutation burden presumed few mutation-derived neoantigens

Key endpoints

- Primary: Safety
- Immunogenicity
- Feasibility
- 18-month recurrence-free survival (RFS)

Status

- Target accrual n=20
- Investigator-initiated single-center study
- Collaboration with Genentech
- MSKCC-sponsored study

mFOLFIRINOX, modified FOLFIRINOX; PDAC, pancreatic ductal adenocarcinoma; q2w, every 2 weeks.
Balachandran VP, et al. ASCO Annual Meeting 2022; Poster presentation 2516; ClinicalTrials.gov: NCT04161755.

BIONTECH 104

iNeST ǀ Autogene cevumeran (BNT122): substantial and durable T cell expansion observed in immune responders after BNT122 treatment iNeST is being developed in collaboration with Genentech. Balachandran VP, et al. ASCO Annual Meeting 2022; Poster presentation 2516. 105 mRNA cancer vaccines Immunogenicity Assay 1: T-cell clonal expansion by TCRVβ sequencing Pre-vaccine Post-vaccine P value Non-responders (n=8) 0 (0.0) 0 (0.0) 0.001 Responders (n=8) 0 (0.0) 2.9 (0.2−10.4) Median % of all blood T cells (95% CI)

mRNA cancer vaccines

iNeST | Autogene cevumeran (BNT122)
Functional T cells confirmed by ELISPOT in immune responders

Assay 2: T cell specificity to autogene cevumeran neoantigens by **IFNγ** ELISPOT


Responders
(n=8)
Non-responders
(n=8)
Number of neoantigens in autogene cevumeran
0
5
10
15
20
Immunogenic
Non-immunogenic
No data


Responders
(n=8)
IFNγ spots x 10⁶ cells
1000
100
10
0
0
20
40
60
80
100
Weeks after surgery
*

*Patient treated in non-protocol-specified sequence

iNeST is being developed in collaboration with Genentech.
Balachandran VP, et al. ASCO Annual Meeting 2022; Poster presentation 2516.

106

mRNA cancer vaccines

iNeST | Autogene cevumeran (BNT122)
Immune response correlates with delayed recurrence in adjuvant PDAC

RFS from resection (n=16)


100
50
0
RFS (%)
Median RFS: Not reached
Median RFS: 13.7 months
0
6
12
18
24
30
Time (months)
No. at risk
Responder 8 8 7 6 2 0
Non-responder 8 6 5 2 0 0

- Responder = positive assay 1 and 2
- Median follow-up: 18 months
- HR=0.08 (95% CI 0.01–0.40); p=0.003

A follow-up randomization trial is being developed

iNeST is being developed in collaboration with Genentech.
Balachandran VP, et al. ASCO Annual Meeting 2022; Poster presentation 2516.

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mRNA cancer vaccines

FixVac
Leveraging shared tumor-associated antigens for cancer treatment

Vaccine backbone with shared antigens


5'
ANTIGEN CASSETTE
AAAA
Poly(A) tail

Backbone-optimized uridine mRNA (uRNA)

Multi-antigen approach tailored to each indication

+

Lipoplex



RNA-LPX formulation (IV)

=

FixVac



Fixed vaccine combination against shared tumor-associated antigens

Melanoma


NY-ESO-1
Tyrosinase
MAGE-A3
TPTE

BNT111 encodes 4 tumor-associated antigens covering >90% of patients with cutaneous melanoma

HPV16+ HNSCC


HPV-E6
HPV-E7

BNT113 encodes 2 oncoproteins exclusively expressed in pre-malignant and malignant tissue

Prostate cancer


KLK2
KLK3
ACPP
HOXB13
NKX3-1

BNT112 encodes 5 related antigens specific to prostate cancer

NSCLC


Antigen 1
Antigen 2
Antigen 3
Antigen 4
Antigen 5
Antigen 6
AAAA

BNT116 encodes 6 different NSCLC tumor-associated antigens

HNSCC, head and neck squamous-cell carcinoma; HPV, human papilloma virus; NSCLC, non-small-cell lung cancer.

BIONTECH 108

mRNA cancer vaccines

Treatment options needed to address CPI failure in advanced melanoma

Melanoma remains the deadliest skin cancer[1,2]

Incidence	Deaths	CPI R/R patients
↑ 50%	↑ 20%	~ 55%
Annual cases have increased by nearly 50% to over 287,000[1,2]	WHO predicts by 2025, number of deaths will increase by 20%[3]	patients refractory to or relapse on CPI treatment, leaving them with limited treatment options[4]

Significant opportunity to improve on standard of care

- 5-year survival for metastatic melanoma still only 29.8%[5]
- Frontline immunotherapy with CPI induces durable responses in max. 45−50% of patients but with relatively short PFS[4]
- CPI resistant/refractory patients that fail to respond to CPI or relapse after CPI have an especially poor prognosis with survival as short as 6 months depending on risk factors
- Advanced CPI R/R melanoma is a high medical need population with highly unfavorable prognosis

CPI, checkpoint inhibitor; DoR, duration of response; mPFS, median progression free survival; ORR, overall response rate; R/R, refractory/resistant; WHO, World Health Organization.
[1] Available at: https://www.melanomauk.org.uk/2020-melanoma-skin-cancer-report; [2] Global Cancer Observatory – 2018 data from 'Cancer Today'; [3] Global Cancer Observatory – projected 2025 data from 'Cancer Tomorrow'; [4] Larkin J. et al. N Engl J Med 2019; 381:1535−1546; [5] Available at: https://seer.cancer.gov/statfacts/html/melan.html (accessed August 06, 2021.

BIONTECH 109

mRNA cancer vaccines

FixVac I BNT111
Durable responses in a Phase 1/2 trial in advanced CPI-experienced melanoma


Article

nature

An RNA vaccine drives immunity in checkpoint-inhibitor-treated melanoma

https://doi.org/10.1038/s41586-020-2537-9 Ugur Sahin[1,2,3,4], Petra Oehm[1], Evelyna Derhovanessian[1], Robert A. Jabulowsky[1],


BNT111
BNT111 + anti-PD1
Change from baseline in target lesion (%)
150
100
50
0
−50
−100
PD
PR
0
200
400
600
800
Days after first vaccination

Lipo-MERIT trial

- Phase 1 trial data in CPI-experienced patients in monotherapy and in combination with anti-PD1

Analysis of patient subset with evaluable disease:

- All patients showed TAA-specific T-cell responses (post-IVS ELISpot)
- >75% of patients showed strong immune responses against ≥1 TAA (ex vivo EliSpot)
- Durable ORR[1] in CPI-experienced patients
  - BNT111 (n=25): 3 PRs and 8 SDs[2]
  - BNT111 + anti-PD1 (n=17): 6 PRs and 2 SDs (ORR=35%)
  - Highest ORR=50% in 5/10 patients treated with 100 µg of BNT111 + anti-PD1


Vaccination
Pembrolizumab
Day
−113
−71
−14
84
Right lung upper lobe
Right lung middle lobe

Data cut-off: July 29, 2019.
[1] Patients evaluable for efficacy; [2] One patient had a metabolic complete response with SD as best response, according to irRECIST1.1.
CPI, checkpoint inhibitor; ORR, overall response rate; PR, partial response; SD, stable disease; TAA, tumor-associated antigen.
Sahin U, et al. Nature 2020; 585:107–112.

BIONTECH 110

mRNA cancer vaccines

FixVac I BNT111 – Long duration of clinical responses observed for patients receiving BNT111 monotherapy and combination with CPIs[1]


Growth kinetics of Target lesions
Change from baseline in target lesion (%)
80
60
40
20
0
-20
-40
-60
-80
-100
-100
0
100
200
300
400
500
600
700
800
900
1000
1100
1200
1300
1400
Days since first vaccination
Maximal Dose
14,4
29
50
75
100
Shape by:
Treatment
MONOTHERAPY
CPI
BRAF/MEK

Data cut-off: May 24, 2021.

[1] One patient in the BNT111 monotherapy group who achieved a CR is not shown as only non-measurable target lesions were present (which later disappeared).

CPI, checkpoint inhibitor; CR, complete response

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mRNA cancer vaccines

FixVac I BNT111 – Tumor shrinkage observed in patients receiving BNT111 monotherapy or combination with a PD-1 inhibitor [1,2]


Best change from baseline in target lesion
Best change from baseline in target lesion (%)
100
80
60
40
20
0
-20
-40
-60
-80
-100
Maximal dose given [µg]
14,4
29
50
75
100
Best overall response
PR
SD/irSD
CPI
MONOTHERAPY
BRAF/MEK

Data cut-off: May 24, 2021.
[1] One patient had an 83.2% decrease of target lesion from baseline but experienced a new target lesion and had SD as the best overall response. Patient B4-31 had several new lesions despite a reduction in the target lesions; [2] One patient in the BNT111 monotherapy group who achieved a CR is not shown as only non-measurable target lesions were present (which later disappeared).
CPI, checkpoint inhibitor; irRECIST, immune-related response evaluation criteria in solid tumors; SD, stable disease.

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mRNA cancer vaccines

FixVac I BNT111
Strong immunogenicity and promising clinical activity in Phase 1 Lipo-MERIT

Comparable CD4+ and CD8+ T-cell responses was shown between ED and NED patients

Ex vivo ELISpot (ED, n=22; NED, n=28)


CD4+ or CD8+ cell responses (including bulk PMBCs)
Any antigen
NY-ESO-1
Tyrosinase
MAGE-A3
TPTE
ED
NED
Proportion of patients (%)

Ex vivo responses
ED: 64% (n=14)
NED: 68% (n=19)

Post-IVS ELISpot (ED, n=9; NED, n=6)


CD4+ or CD8+ cell responses
Any antigen
NY-ESO-1
Tyrosinase
MAGE-A3
TPTE
ED
NED
Proportion of patients (%)

T-cell response against ≥1 TAA observed in all patients

Preliminary disease-free survival in patients with no evidence of disease at trial inclusion


Treatment start
Treatment completed
Disease Progression
Disease control ongoing
Disease control ongoing in study phase, no LTFU info available
Trial day

- In NED patients: 34.8 month median DFS (95% CI: 7.0–NR) after a median follow-up of 40.7 months (95% CI: 35.3–42.7)

Data cut-off: May 24, 2021.
ED, evidence of disease; IVS, in vitro stimulation; NED, no evidence of disease; NR, not reached; TAA; tumor associated antigen.
Loquai C, et al. SITC Annual Meeting 2021; Poster presentation 549.

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mRNA cancer vaccines

FixVac | BNT111
Phase 2 randomized trial ± cemiplimab in patients with anti-PD1-R/R melanoma

US FDA Fast Track Designation and Orphan Drug Designation



Unresectable Stage III or IV melanoma
Relapsed/Refractory to anti-PD1
R
2:1:1
BNT111 + cemiplimab
Up to 24 months – n=90
BNT111
Up to 24 months – n=45
Cemiplimab
Up to 24 months – n=45
Upon disease progression
BNT111
+ cemiplimab

Key endpoints
- Primary: Combination arm: ORR
- Efficacy: ORR, DoR, DCR, TTR, PFS, OS
- Safety, including immune-related AEs
- Quality of life

Status
- First patient dosed: June 2021
- n=180
- Global trial (Australia, Germany, Italy, Poland, Spain, UK, US)
- Collaboration with Regeneron

Success measures
- ORR=30%

DCR, disease control rate; DoR, duration of response; ORR, overall response rate; OS, overall survival; PFS, progression free survival; R/R, relapsed/refractory; TTR, time to response.
ClinicalTrials.gov: NCT04526899.

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mRNA cancer vaccines

mRNA cancer vaccines near-term milestones

Platform	Product candidate	Indication (targets)	Next milestone
iNeST Neoantigen mRNA vaccine	Autogene cevumeran (BNT122) + pembrolizumab[1]	1L melanoma	Phase 2 fully recruited; data update H2 2022
	Autogene cevumeran (BNT122)[1]	Adjuvant colorectal cancer	Phase 2 ongoing (FPD, December 2021)
	Autogene cevumeran (BNT122) ± atezolizumab[1]	Solid tumors	Phase 1 fully recruited
	Autogene cevumeran (BNT122) ± atezolizumab[1,2]	Adjuvant PDAC	Follow-up randomized trial being developed
FixVac Fixed-combination mRNA vaccine	BNT111 ± anti-PD1	Advanced melanoma	Phase 1 ongoing
	BNT111 ± cemiplimab	R/R melanoma	Phase 2 ongoing (FPD, June 2021) – US FDA Fast Track Designation and Orphan Drug Designation
	BNT112 ± cemiplimab	Prostate cancer	Enrolment ongoing for Part 2
	BNT113 + pembrolizumab	HPV16+ head and neck cancer	Phase 2 with registrational potential ongoing (FPD, July 2021)
	BNT115[2]	Ovarian cancer	Phase 1 ongoing

FPD, first patient dosed; HNSCC, head-and-neck squamous-cell carcinoma; NSCLC, non-small-cell lung cancer; PDAC, pancreatic ductal adenocarcinoma; R/R, relapsed/refractory.
[1] BNT122, Collaboration with Genentech; [2] Investigator-initiated study.

BIONTECH 115

Protein therapeutics

Protein therapeutics

BNT311
Combining checkpoint blockade and conditional T cell co-stimulation

Dual targeted 4-1BB co-stimulation that is conditional on PD-L1 binding


4-1BB–expressing cell
(eg, T cell)
Conditional
4-1BB agonist
activity
PD-1
4-1BB
GEN1046
Checkpoint
blockade
PD-L1
GEN1046
(BNT311)
PD-L1–expressing cell
(eg, tumor cell)

BNT311 binding affinity:
K_D PD-L1: 0.16 nmol/L,
4-1BB: 0.15 nmol/L


GEN1046
Anti–PD-L1 mAb
Atezolizumab analogue
Isotype ctrl
PD-1/PD-L1 blockade
(fold increase)
0
2
4
6
8
0.001
0.01
0.1
1
10
100
Antibody concentration (µg/mL)

Novel mechanism that enhances T- and NK-cell function


Enhanced
recruitment of
immune cells
Infiltrating
immune cells
Enhanced NK
cell activity
Enhanced T-cell
activation
Tumor
Proliferation
T-cell
proliferation and
differentiation
Differentiation
Reactivation
of exhausted
T cells
Enhanced
effector T-cell
activity
GEN1046
PD-1
4-1BB
PD-L1
Granzyme
Perforin
Cytokines
Chemokines

- Conditional bi-specific molecule for two preclinically validated targets:
  - PD-L1: receptor-ligand expressed on tumor cells to inhibits the proliferation of PD1-positive cells, and participates in the immune evasion
  - 4-1BB: costimulatory tumor necrosis factor expressed on T cells and NK-cells. Activating the 4-1BB pathway enhances T cell proliferation, T cell effector functions, and prevents T cell death

* BNT311 (Gen1046) is partnered with Genmab based on 50/50 sharing of costs and profits.
[1] Muik A, et al. Cancer Discov 2022; 12:1248−1345.

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117

Protein therapeutics

BNT311
First-in-human Phase 1/2 trial in heavily pretreated advanced solid tumors

Phase 1

- Metastatic or unresectable solid tumors
- Patients who are not candidates for standard therapy

Dose escalation (N=61)
BNT311/GEN1046*
IV flat dose Q3W until PD or unacceptable toxicity

Expansion dose 100 mg Q3W

Phase 2a

Dose expansion (≤40 per cohort)
- PD-(L)1-inhibitor pretreated cohorts
  - CervicalC
  - EndometrialC
  - HNSCC
  - NSCLC
  - TNBC
  - UrethelialC

Key endpoints
- Primary: MTD, RP2D
- Safety, pharmacokinetics, immunogenicity
- Pharmacodynamics and potential predictive biomarkers
- Antitumor activity (RECIST v1.1)

Status
- Recruiting
- 11 expansion cohorts
- Collaboration with Genmab

* BNT311 (Gen1046) is partnered with Genmab based on 50/50 sharing of costs and profits.
CC, cervical cancer; EC, endometrial cancer; HNSCC, head and neck squamous-cell cancer; MTD, maximum tolerated dose;
NSCLC, non-small-cell lung cancer, PD, progressive disease; RP2D, recommended Phase 2 dose; TNBC, triple-negative breast cancer; UC, urothelial cancer.
NCT03917381.

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BNT311: Initial results in dose escalation show a manageable safety profile with most AEs being Grade 1 or 2 Data cut-off: August 31, 2020. DLT, dose-limiting toxicity; MTD, maximum tolerated dose; TEAE, treatment-emergent adverse event; TRAE, treatment-related adverse event. Garralda E, et al. SITC Annual Meeting 2020; Poster presentation 412. 119 Protein therapeutics • Treatment-related transaminase elevations occurred in 26.2% (Grade ≥3: 9.8%) and decreased with corticosteroid administration • No treatment-related bilirubin increases or Grade 4 transaminase elevations • 6 patients had DLTs: Grade 4 febrile neutropenia (n=2), Grade 3 nephritis (n=1), Grade 3 ALT increase (n=1), Grade 3 AST/ALT increase (n=1), Grade 3 transaminases increase (n=1) • All six patients recovered without sequelae • MTD was not reached TEAEs occurring in ≥10% of patients Dose escalation cohort TEAE's occuring in ≥10% of patients All grades, n (%) Grade ≥3, n (%) Any TRAE 43 (70.5) 17 (27.9) TRAEs in ≥10% patients, by preferred term ALT increased AST increased Hypothyroidism Fatigue 14 (23.0) 13 (21.3) 11 (18.0) 8 (13.1) 5 (8.2) 2 (3.3) 1 (1.6) 1 (1.6)

BNT311 Anti-tumor activity (Phase 1 dose escalation part) Data cut-off: September 29, 2020. Post-baseline scans were not conducted for five patients. A Minimum duration of response (5 weeks) per RECIST v1.1 not reached. B PR was not confirmed on a subsequent scan. NE, non-evaluable; NSCLC, non-small cell lung cancer; PD, progressive disease; PD-(L)1, programmed death (ligand) 1; PR, partial response; SD, stable disease; SoD, sum of diameters; uPR, unconfirmed partial response. 120 Protein therapeutics ▪ Disease control achieved in 65.6% (40/61) of patients at a median of 3 months follow-up ▪ 4 early partial responses in TNBC (1), ovarian cancer (1), and CPI pre-treated NSCLC (2) patients Best percent change from baseline in tumor size Colorectal cancer NSCLC Ovarian cancer Pancreatic cancer Other cancer Prior PD-(L)1 75 50 25 0 -25 -50 -75 Dose level PD PD PD PD PD PD PD PD PD PD PD SD SD SD NEa SD SD SD SD SD SD SD SD SD SD SD SD SD SD SD SD SD SD SD SD SD SD PD SD SD SD SD SD SD SD PD PD SD SD SD NEa PR uPRbuPRb PRSD 1 4 0 m g 4 0 0 m g 1 2 0 0 m g 5 0 m g 2 5 m g 2 5 m g 8 0 m g 1 4 0 m g 2 0 0 m g 2 0 0 m g 8 0 0 m g 2 0 0 m g 1 4 0 m g 4 0 0 m g 1 4 0 m g 8 0 m g 1 4 0 m g 8 0 0 m g 8 0 0 m g 2 0 0 m g 8 0 m g 4 0 0 m g 5 0 m g 4 0 0 m g 8 0 m g 2 5 m g 1 4 0 m g 1 0 0 m g 2 0 0 m g 8 0 m g 1 2 0 0 m g 8 0 0 m g 1 0 0 m g 1 2 0 0 m g 8 0 m g 1 2 0 0 m g 4 0 0 m g 4 0 0 m g 8 0 0 m g 5 0 m g 5 0 m g 8 0 m g 2 0 0 m g 4 0 0 m g 4 0 0 m g 8 0 0 m g 5 0 m g 4 0 0 m g 8 0 0 m g 2 0 0 m g 8 0 0 m g 8 0 m g 8 0 m g 2 0 0 m g 1 0 0 m g 1 0 0 m g

BNT311 Clinical activity in patients with CPI-experienced relapsed/refractory NSCLC Data cut-off: October 12, 2020. * PR was not confirmed by a subsequent scan. Patients all had ≥1 post-baseline tumor assessment (scheduled every 6 weeks) and thus could be assessed for clinical benefit; 6 of 12 patients are still on treatment. NA, not available, NE, non-evaluable; PD, progressive disease; PR, partial response; SD, stable disease; SoD, sum of diameters; uPR, unconfirmed partial response. Garralda E, et al. SITC Annual Meeting 2020; Poster presentation 412. 121 Protein therapeutics • 12 evaluable patients in the NSCLC expansion cohort, of which two experienced PR; one uPR; four SD Target lesion SoD change from baseline in NSCLC with prior PD(L)-1 (n=12) * Best change from baseline in tumor size in NSCLC with prior PD(L)-1 (n=12)

BNT311 Objective responses observed more frequently in PD-L1+ patients 1 Among patients with evaluable baseline tumors. Fisher exact test odds ration for PD-L1+ vs PD-L1- tumors OR=0.11. Data cut-off: September 21, 2021. Ponce Aix S, et al. SITC Annual Meeting 2021; Poster presentation 516. 122 Protein therapeutics Clinical activity by tumor PD-L1 status in CPI-experienced patients with NSCLC (n=25)1 • Preliminary findings in CPI-experienced patients with advanced NSCLC support enrichment based on tumoral PD-L1 status (TPS ≥1%) • A similar trend was observed in patients with UC, TNBC, and HNSCC Tumor reduction in 7/11 with PD-L1+ tumors

Protein therapeutics

Combination of PD-L1×4-1BB bispecific with PD-1 blockade improves activity in preclinical models

Median tumor volume per treatment group (n=10)[1]


2500
2000
1500
1000
50
50
0
Median tumor volume, mm³
0
7
14
21
28
35
Time, d
PBS
Anti-mPD-1 (10 mg/kg)
bs anti-mPD-L1xm4-1BB (5 mg/kg)
bs anti-mPD-L1xm4-1BB (5 mg/kg) + anti-mPD-1 (10 mg/kg)
Treatment

Survival[2]


100
80
60
40
20
0
Mice with tumor volume <500 mm³, %
0
7
14
21
28
35
42
Time, d
PBS
Anti-mPD-1 (10 mg/kg)
bs anti-mPD-L1xm4-1BB (5 mg/kg)
bs anti-mPD-L1xm4-1BB (5 mg/kg) + anti-mPD-1 (10 mg/kg)
Treatment

Complete tumor regression in 7/10 mice and significant enhancement of survival

[1] Growth curves were discontinued when <50% of the animals within a treatment group remained alive or at day 35; [2] Defined as the percentage of mice with tumor volumes <500 mm³.
Mantel–Cox analysis on day 45: PBS vs anti-mPD-1: p=0.012, PBS vs anti-mPD-L1×m4-1BB: p<0.001, PBS vs anti-mPD-L1×m4-1BB + anti-mPD-1: p<0.001, anti-mPD-1 vs anti-mPD-L1×m4-1BB: p=0.5; anti-mPD-1 vs anti-mPD-L1×m4-1BB + anti-mPD-1: p=0.001; anti-mPD-L1×m4-1BB vs anti-mPD-L1×m4-1BB + anti-mPD-1: p<0.001.
Ponce Aix S, et al. SITC Annual Meeting 2021; Poster presentation 516.

BIONTECH 123

Protein therapeutics

BNT311

Open-label, randomized Phase 2 trial in CPI-experienced PD-L1+ R/R NSCLC

- Stage IV metastatic R/R NSCLC (2L+)
- PD-L1 TPS ≥1%
- Prior treatment with an anti-PD-(L)1

1:1:1

R

N~130

- A: BNT311 monotherapy
- B: BNT311 + pembrolizumab (every 21 days)[1]
- C: BNT311 + pembrolizumab (every 42 days)[1]

Significant unmet need in R/R NSCLC

- ~1.8 million lung cancer deaths worldwide annually[2]
- NSCLC is most common type (~85%)[3]
- 5-year survival only 4% for advanced or metastatic NSCLC[4]
- CPI therapy fails in majority of NSCLC patients due to evolution of resistance
- Poor prognosis for CPI R/R NSCLC
  - Estimated PFS <6 months and OS <1 year
- New strategies needed to overcome resistance and maximize efficacy

Key endpoints[6]

- Primary: Overall response rate
- Efficacy: Duration of response, time to response, PFS, OS survival
- Safety and laboratory abnormalities

Status[6]

- Recruiting
- First patient dosed in December 2021
- Collaboration with Genmab

Partnered with Genmab; 50:50 profit/loss collaboration.

CPI, check point inhibitor; NSCLC, non-small-cell lung cancer; OS, overall survival; PFS, progression-free survival; R/R, refractory/relapsed; TPS, tumor proportion score; SoC, standard of care.

[1] Following Safety run-in; [2] Bray F, et al. CA Cancer J Clin 2018; 68:394–424; [3] ASCO Cancer.Net® 2022. Available at: https://www.cancer.net/cancer-types/lung-cancer-non-small-cell/statistics (accessed June 28, 2022); [4] Siegel RL, et al. CA Cancer J Clin 2018; 68:7–30; [5] Qu J, et al. 2021; 13; [6] ClinicalTrials.gov: NCT05117242.

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Protein therapeutics

BNT312

Bispecific antibody designed to strengthen T cell and APC synapse

Inert Fc, double conditional, dual CD40×4-1BB agonist


4-1BB–expressing cell
(eg, T cell)
Conditional
4-1BB agonist
activity
D
4-1BB
GEN1042
CD40
GEN1042
(BNT312)
Conditional
CD40 agonist
activity
CD40-expressing APC
(eg, dendritic cell)

BNT311 binding affinity:
K_D CD40 1.0 nmol/L,
4-1BB: 0.17 nmol/L

Conditional CD40-stimulation of APC and conditional 4-1BB mediated stimulation of T cells


Enhanced
natural killer (NK)
cell activity
Enhanced effector
T cell activity
Activated
T cell
Cytokines
Granzymes,
perforins
Tumor
lysis
Expression of
costimulatory molecules
e.g. HLA-DR, CD86
T cell
APC maturation
Tumor
Blood vessel
Production of
stimulatory cytokines
Tumor draining
lymph node
Proliferation
Differentiation
Memory
T cell
T cell proliferation
and differentiation
GEN1042
4-1BB
Granzyme
Cytokines
CD86/HLA-DR
CD40
Perforin
TCR-MHC
receptors
CD28/CD80
receptors

- "Double-conditional" "dual-agonist" molecule for two preclinically validated targets:
  - CD40: stimulatory receptor primarily expressed on APCs. Engagement of CD40 leads to activation and maturation of APCs
  - 4-1BB: costimulatory tumor necrosis factor expressed on T-cells and NK-cells. Activating the 4-1BB pathway enhances T cell proliferation, T cell effector functions, and prevents T cell death
- Inert Fc to avoid unwanted immune cells crosslinking

BNT312 (Gen1042) is partnered with Genmab based on 50/50 sharing of costs and profits; [1] Muik A, et al. J Immunother Cancer 2022;0:e004322. doi:10.1136/jitc-2021-004322.

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125

Protein therapeutics

BNT312

Double-conditional dual-agonist molecule

In the absence of CD40+ cells, BNT312 does not exhibit any 4-1BB activation

CD40 reporter assay



without 4-1BB⁺ K562 cells
with 4-1BB⁺ K562 cells
Relative luminescence units
1×10⁶
8×10⁵
6×10⁵
4×10⁵
2×10⁵
0
4×10⁵
3×10⁵
2×10⁵
1×10⁵
0.0001 0.001 0.01 0.1 1 10
Antibody concentration (µg/mL)
DuoBody-CD40x4-1BB
recombinant CD40L
bsAb-CD40xctrl
bsAb-ctrlx4-1BB
Isotype ctrl

In the absence of 4-1BB+ cells, BNT312[1] does not exhibit any CD40 activation

4-1BB reporter assay



without CD40⁺ K562 cells
with CD40⁺ K562 cells
Fold increase in luminescence
2.0
1.5
1.0
0.5
0.001 0.01 0.1 1 10
0.0001 0.001 0.01 0.1 1
Antibody concentration (µg/mL)
DuoBody-CD40x4-1BB
Recombinant 4-1BBL
bsAb-CD40xctrl
bsAb-ctrlx4-1BB

BNT312 (Gen1042) is partnered with Genmab based on 50/50 sharing of costs and profits.
Muik A, et al. J Immuno Ther Cancer 2022; 10:e004322.

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Protein therapeutics

BNT312 strengthens crosslinking between T cells and APCs


DAPI
Phalloidin
Z-projection on the y
Z-projection on the x

Single Z plane of iDC cocultured with preactivated CD8+ T cells in the presence of Alexa Fluor 647-conjugated DuoBody-CD40.4-1BB (magenta) and LFA-1 (green) antibodies, on the x and y axes the z-stack of the same picture with the relative zoom in. Nuclei were counterstained with Hoechst (blue)

Strengthened crosslinking


10 µm
Hoechst
bsAb-ctrls (CD40 + 4-1BB)
LFA-1
10 µm
Hoechst
DuoBody-CD40x4-1BB
LFA-1

Representative fluorescent images of cocultures in the presence of DuoBody-CD40.4-1BB or control antibodies.
White dashed line = interface between DC and T cell

BNT312 (Gen1042) is partnered with Genmab based on 50/50 sharing of costs and profits.
Muik A, et al. J Immuno Ther Cancer 2022; 10:e004322.

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BNT312 showed higher ability to promote DC maturation vs either monoclonal antibody or their combination BNT312 (Gen1042) is partnered with Genmab based on 50/50 sharing of costs and profits. The dotted line shows the percentage of HLA-DR+ CD86+ DCs in DC-T- cell cultures in the absence of treatment. Muik A, et al. J Immuno Ther Cancer 2022; 10:e004322. 128 0 20 40 60 Antibody concentration (μg/mL) % H L A -D R + /C D 8 6 + o f to ta l D C p o p u la ti o n Isotype ctrl bsAb-CD40×ctrl bsAb-ctrl×4-1BB bsAb-CD40×ctrl + bsAb-ctrl×4-1BB Fc inert mitazalimab analog Fc inert urelumab analog DuoBody-CD40×4-1BB Protein therapeutics

BNT312: Favorable safety profile across a wide dose range; 100 mg selected for dose expansion phase Data cut-off: August 27, 2021. Partnered with Genmab; 50:50 profit/loss collaboration. CRS, cytokine release syndrome; DLT, dose-limiting toxicity; MTD, maximum tolerated dose. Johnson M, et al. SITC Annual Meeting 2021; Oral presentation 493. 129 Protein therapeutics • MTD not reached • 1 DLT (Grade 4 transaminase elevation at 200 mg) resolved with corticosteroids • No drug-related Grade ≥3 thrombocytopenia or CRS • No treatment-related deaths Treatment-emergent adverse events in ≥10% (N=50)

BNT312: Clinical modulation of peripheral biomarkers supports its function in a wide range of solid tumors Data cut-off: August 27, 2021. Partnered with Genmab; 50:50 profit/loss collaboration. Mean fold changes of cytokine concentrations and % of CD8+ T cells ± standard error of the mean (SEM) are displayed for high- and low-dose cohorts during the first cycle. Minimum and maximum numbers of patients with available data (n) at any given point are displayed. APC, antigen-presenting cell; DC, dendritic cell; TARC, thymus- and activation-regulated chemokine. Johnson M, et al. SITC Annual Meeting 2021; Oral presentation 493. 130 Protein therapeutics 120 100 80 60 40 20 0 Min = 25; Max = 28 C 1D 1, pr e C 1 D 1 ,2 h C 1 D 1 ,6 h C 1D 2 C 1D 3 C 1D 8 C 1D 15 C 2D 1, pr e F o ld c h a n g e 60 50 40 30 20 10 0 C 1D 1, pr e C 1D 2 C 1D 3 C 1D 8 C 1D 15 C 2D 1, pr e Min = 24; Max = 27 0 5 10 15 20 C 1D 1, pr e C 1 D 1 ,2 h C 1 D 1 ,6 h C 1D 2 C 1D 3 C 1D 8 C 1D 15 C 2D 1, pr e Min = 21; Max = 24 F o ld c h a n g e 0 5 10 15 Min = 24; Max = 27 C 1D 1, pr e C 1D 2 C 1D 3 C 1D 8 C 1D 15 C 2D 1, pr e % K i6 7 + C D 8 + T c e ll s Doses ≥30 mg effectively induce proinflammatory cytokine release • Higher doses more effectively induced IFN-γ and TARC, indicating T cell activation and DC/APC activation, respectively (≥30 mg dose vs <30 mg dose) IFN-γ TARC Doses ≥30 mg effectively induce cytotoxic T-cell proliferation CD8+ T cells Effector memory CD8+ T cells % P e rc e n t K i6 7 + E ff e c to r M e m o ry C D 8 + T c e ll s • Higher doses more effectively induced Ki67 (proliferation marker) in CD8+ T cells (≥30 mg dose vs <30 mg dose)

Protein therapeutics

Near-term milestones for protein therapeutics

Platform	Product candidate	Indication	Next milestone
Next-gen immunomodulators	BNT311 (PD-L1×4-1BB)[1]	Multiple advanced solid tumors	Phase 1/2 trial: 8 expansion cohorts completed 2 cohorts enrolment ongoing, 1 cohort enrolment to be started
	BNT311 ± pembrolizumab[1]	PD1+ R/R NSCLC	Phase 2 ongoing (FPD, December 2021)
	BNT312 (CD40×4-1BB)[1] ± anti PD1 ± chemotherapy	Multiple advanced solid tumors	Phase 2b trial combination expansion cohorts enrolling

FPD, first patient dosed; NSCLC, non-small-cell lung cancer; R/R, relapsed/refractory.
[1] (GEN1046 and GEN10542), partnered with Genmab; 50:50 profit/loss collaboration..

BIONTECH 131

Extending cell therapy to solid tumors

Cell therapies

Developing 3 autologous cell therapy platforms and addressing novel targets

Chimeric antigen receptor (CAR)[1]


αCLDN6
scFv
CD8 hinge
4-1BB
CD3ζ
CARVac

- Autologous engineered cell therapy to address extra-cellular targets + RNA-LPX vaccine

Lead program:
BNT211 CARVac targeting CLDN6

NEO-STIM



- Individualized ex-vivo T-cell therapy targeting neoantigens

Lead program:
BNT221 across multiple solid tumors

T-cell receptor (TCR)


γ
ε
α
β
ε
δ

- Engineered cell therapy to address both intra- and extra-cellular targets
- Individualized TCR-T in development

Programs:
KRAS, PRAME TCRs

Reinhard K, et al. Science 2020; 367:446–453

BIONTECH 133

Cell therapies

BNT211: Phase 1/2 trial evaluating next-generation CAR T targeting claudin-6 with CARVac in solid tumors

CAR T-cell therapy + CARVac RNA vaccine to amplify CAR T cells in vivo

- 2nd generation CAR directed against CLDN6, a cancer specific carcino-embryonic antigen
- CLDN6 is expressed in multiple solid cancers with high medical need
- CARVac drives in vivo expansion, persistence and efficacy of CAR T


Extracellular
Intracellular
αCLDN6 scFv
CD8 hinge
4-1BB
CD3ζ

Claudin-6 not present in healthy tissues



Expressed in various cancers


B
D
F
Ovarian
Testicular
Lung

- Relapsed/Refractory advanced solid tumors
- CLDN6-positive: ≥50% of tumor cells CLDN6-high [II/III+]

Phase 1 – Dose escalation

Monotherapy
CLDN6 CAR T cells (3 DLs)

Combination
CLDN6 CAR T cells (3 DLs)
+ CLDN6-encoding CARVac

RP2D

Phase 2 – Dose expansion

- Testicular cancer
- Ovarian cancer
- Endometrial cancer
- Lung cancer
- Gastric cancer
- Tumors not otherwise specified

Phase 2 trial planned for 2023
EMA PRIME designation in testicular cancer

CLDN6, claudin 6; E15, embryonic day 15; EL, extracellular loop; P0, at birth.
Reinhard K, et al. Science 2020; 367:446–453.

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BNT211 16 heavily pre-treated patients assessed in the trial Data cut-off: March 10, 2022. CLDN6, claudin 6; DL, dose level. Haanen J, et al. AACR Annual Meeting 2022; Oral presentation CT002. 135 Patient characteristics Monotherapy DL1 (n=3) Combination DL1 (n=3) Monotherapy DL2 (n=6) Combination DL2 (n=4) Total (n=16) Median age, years (range) 33 (25–68) 41 (27–56) 56 (35–66) 44 (23–61) 46 (23–68) Gender (male/female), n/n 2/1 3/0 3/3 2/2 10/6 Cancer type, n Testicular Ovarian Endometrial Fallopian tube Sarcoma Gastric 1 1 0 0 1 0 3 0 0 0 0 0 2 1 1 1 0 1 2 2 0 0 0 0 8 4 1 1 1 1 Median CLDN6 II/III+ cells, % (range) 60 (60–80) 90 (90–95) 82.5 (50–90) 95 (75–100) 85 (50–100) Median prior treatment lines (range) 4 (3–5) 4 (3–4) 5 (2–7) 5 (3–7) 4 (2–7) Cell therapies

Cell therapies

BNT211 was well tolerated at the dose levels evaluated

Treatment schedule	Monotherapy DL1 (n=3)	Combination DL1 (n=3)	Monotherapy DL2 (n=6)	Combination DL2 (n=4)	Total (n=16)
Median of follow-up, days (range)	284 (111–348)	38 (29–156)	157 (99–241)	93 (52–127)	127 (2–348)
Median CARVac injections, n (range)	N/A	2 (1–6)	N/A	4 (3–5)	N/A
Safety, n	**Monotherapy DL1 (n=3)**	**Combination DL1 (n=3)**	**Monotherapy DL2 (n=6)**	**Combination DL2 (n=4)**	**Total (n=16)**
DLTs	0	0	1	1	2
Patients with Grade ≥3 AEs	3	3	5	4	15
AEs Grade ≥3 suspected to be related to BNT211	4	8	11	22	45
Patients with CRS	0	1	4	3	8
Patients with ICANS	0	1	0	0	1
Deaths					
Disease progression	1	2	2	0	5
SAE	0	0	0	0	0

- 2 DLTs observed: prolonged pancytopenia after lymphodepletion (monotherapy DL2) and HLH (combination DL2, before start of CARVac)
- All CRS were Grade 1 or 2; reported in 70% of patients at DL2 and manageable by administration of tocilizumab (if needed)

Data cut-off: March 10, 2022.
AE, adverse event; CAR, chimeric antigen receptor; CARVac, CAR T cell-amplifying RNA vaccine; CRS, cytokine release syndrome; DL, dose level; DLT, dose-limiting toxicity; HLH, hemophagocytic lymphohistiocytosis; ICANS, immune effector cell-associated neurotoxicity syndrome; SAE, serious AE.
Haanen J, et al. AACR Annual Meeting 2022; Oral presentation CT002.

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BNT211 An ORR 43% and DCR of 86% (6 PR, 5 SD+, 1 SD) were achieved at 6 weeks Data cut-off: March 10, 2022; first assessment, 6 weeks post infusion. ACT, adoptive cell transfer; CR, complete response; DCR, disease control rate; EoT, end of trial (due to PD); PD, progressive disease; PR, partial response; SD(+), stable disease (with shrinkage of target lesions). Haanen J, et al. AACR Annual Meeting 2022; Oral presentation CT002. 137 ACT 6 weeks 12 weeks 18 weeks 24 weeks PR SD+ PD CR Pat#1 Pat#2 Pat#3 30 weeks 36 weeks Pat#1 Mono DL1 Combo DL1 Mono DL2 42 weeks 48 weeks EoT Mono → Combo Pat#1 Pat#2 Pat#3 Pat#2 Pat#3 Pat#4 Pat#5 Pat#1 Pat#2 Combo DL2 SD Pat#6 Pat#5 Pat#6 Redosing Pat#3 Pat#4 Testicular Ovarian Others Not included Non-evaluable Pat#1 (50% lymphodepletion) In testicular cancer at DL2 (n=5, incl. reduced LD): Best overall response rate ̶ 80%, DCR 100% (1 CR, 3 PR, 1 SD+) Cell therapies

BNT211 Clinical benefit seen in patients with testicular cancer receiving DL2 Data cut-off: March 10, 2022. CR, complete response; DL, dose level; PR, partial response. Haanen J, et al. AACR Annual Meeting 2022; Oral presentation CT002. 138 Testicular Ovarian Others One patient with initial PR showed deepening of responses over time, resulting in CR Monotherapy DL1 Combination DL1 Combination DL2 Cell therapies Best response Durability of responses (testicular cancer)

Cell therapies

BNT211

Responses in two patients with testicular cancer

Baseline | **6 weeks post infusion** | **12 weeks post infusion** | **Post 12-week scan**



Patient 1

61-year-old male
Diagnosed 2008
(DL2: 1×10^8)

Post 12-week scan:

- No new lesions detected
- Tumor marker (AFP) at normal level
- Ongoing CR

Patient 2

56-year-old male
Diagnosed 2020
(DL1: 1×10^7
+ CARVac)

Post 12-week scan:

- After initial response, new lesions detected
- On-treatment biopsy showed positivity for CLDN6
- Re-dosed on d197

Data cut-off: March 10, 2022.
AFP, alpha-fetoprotein; CAR, chimeric antigen receptor; CARVac, CAR T cell-amplifying RNA vaccine; CLDN6, claudin 6; CR, complete response; d, day; DL, dose level.
Haanen J, et al. AACR Annual Meeting 2022; Oral presentation CT002.

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BNT221: NEO-STIM is an individualized neoantigen-targeted strategy that addresses the limitations of tumor-infiltrating lymphocyte therapies 1 Velez D, et al. SITC Annual Meeting 2021, Poster presentation 201; 2 Lenkala D, et al. SITC Annual Meeting 2020, Poster presentation 153. 140 Targets each patient’s multiple tumor neoantigens1 BNT221 BNT221 + autologous tumor ** IF N γ + a n d /o r C D 1 0 7 a + (o f C D 8 + p M H C + ) 15 10 5 0 Cytokine response • Multi-target: reduced risk for antigen escape • T cells are induced from peripheral blood with no gene engineering or viral vectors: reduced toxicity • Broad clinical opportunity across solid tumors BNT221 cells specifically recognize autologous tumor2 Cell therapies

Cell therapies

BNT221
Phase 1 trial in patients with PD-1-refractory metastatic melanoma

- Unresectable or metastatic melanoma
- Progression on anti-PD-1
- Received anti CTLA-4

Cohort A
Dose escalation
(3×3)

Selected dose

- Unresectable or metastatic melanoma
- Stable or asymptomatic progression on anti-PD-1 ± anti CTLA-4

Cohort B
Dose expansion

Key endpoints

- Safety
- Clinical activity (ORR, response durability)
- Immune monitoring
- Cell viability

Status

- Recruiting
- Up to 20 patients will be treated in the dose-expansion Cohort B

Velez D, et al. SITC Annual Meeting 2021, Poster presentation 201; ClinicalTrials.gov: NCT04625205.

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Cell therapies

TCR discovery platform for tumor- and patient-specific therapies

Establish TCR platform in solid tumors

- Technologic iterations
- Combination with other assets (e.g. RiboCytokines)
- Acquisitions: PRAME-TCR and PD1-41BB switch (Medigene, Feb 2022)

Broad patient coverage

- TCR warehouse: multiple TCRs to target one or more antigens
- Library-like approach adding new targets and HLA alleles
- Collaboration with Medigene R&D

Individualized treatment

- On-demand identification of neoepitopes, timely manufacturing of customized T cells
- Acquisition: Neoantigen TCR platform (KITE, Jul 2021)

TCR, T-cell receptor.

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RiboCytokines

RiboCytokines

RiboCytokines
Designed to overcome limitations of recombinant cytokine therapy

Systemic delivery

- Backbone optimized and nucleoside-modified mRNA encoding cytokine fused to human albumin
- Liver-targeting LNP formulation with intravenous delivery
- Encoded cytokines translated in body cells and secreted

Designed for optimized safety, tolerability and dosing

- Prolonged serum half-life
- High bioavailability
- Lower and less frequent dosing
- Lower toxicity


Lipid nanoparticle (LNP)
RiboCytokine RNA
Cap
5' UTR
Cytokine-Albumin
3' UTR
AAA
Lipids
PK profile
Serum concentration
Time
Recombinant cytokine
RiboCytokine

, lipid nanoparticle; PK, pharmacokinetic; IL-2, Interleukin-2; IL7, Interleukin-7; UTR, untranslated region
RiboCytokine® is a registered trademark of BioNTech.

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RiboCytokines

BNT151
Stimulates CD8+ and NK cells, without extensively triggering Treg cells

BNT151 design



human IL-2 (hIL2)
BNT151
IL-2Rα
IL-2Rβ
IL-2Rγ
= attraction
= repulsion
high affinity
Regulatory T cells
medium affinity
Effector T cells
medium affinity
Regulatory T cells
high affinity
Effector T cells

BNT151 mediates increase of effector CD8+ to Treg ratio



A
CD8⁺ T cells
Per cent CD8⁺ of CD45⁺
****
NK cells
Per cent NK1.1⁺ of CD45⁺
****
Tregs
Per cent Tregs of CD45⁺
ns
Control
BNT151
B
CD8⁺ to Treg ratio
CD8⁺ T cell to Treg ratio
****

BNT151

- Weakened binding to IL-2Rα
- Designed to **stimulate** naïve and effector T cells with low to no expression of IL-2Rα (CD25$^{low/neg}$) **without extensively triggering immunosuppressive regulatory T cells**
- Increased binding to IL-2Rβ



B
Adpgk specific CD8⁺ T cells
Tetramer⁺ CD8⁺ cells per µl blood
ns
*
****
α-PD-L1: - + - +
BNT151: - - + +

Vormehr M, et al. SITC Annual Meeting 2019; Poster presentation 626.

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• Stimulates recently activated anti-tumor T cells and regulatory T cells mRNA encoding IL-7 • Sensitizes T cells to IL2 & increases CD8+ and CD4+ T cell expansion and survival • Controls fraction of immunsuppressive Treg among CD4+ T cells that are stimulated by IL-2 BNT152 + BNT153 Increase CD8 proliferation and reduce Treg fraction 146 BNT152 BNT153 BNT152 (IL-7) is anticipated to potentiate the anti-tumor activity of BNT153 (IL-2) by: • Reduction/normalization of the BNT153-mediated increase in the Treg fraction among CD4+ T cells • Support of T cell lymphopoiesis and survival of memory T cells CD8+ T cell expansion of BNT152+153 mainly driven by BNT152 BNT152 normalizes the Treg fraction elevated by BNT153 Treg frequency P e rc e n t T re g o f C D 4 C on tro l B N T15 2 B N T15 3 B N T15 2+ 15 3 0 5 10 15 20 25 ****ns ns CD8+ T cells C e lls p e r µ l b lo o d C on tro l B N T15 2 B N T15 3 B N T15 2+ 15 3 0 2500 5000 7500 10000 ns**** **** RiboCytokines

RiboCytokines

BNT152 + BNT153
Combining with mRNA vaccine

BNT152 boosts therapeutic anti-tumor activity of BNT153 in combination with an RNA vaccine in the CT26 model



Per cent survival
100
75
50
25
0
0
20
40
60
80
100
Days after tumor inoculation
gp70 vaccine
gp70 vaccine + BNT153 ****
gp70 vaccine + BNT152 ns
gp70 vaccine + BNT153 + BNT152 ****

BNT152 + BNT153 preferentially expands vaccine-induced CD8+ T cells



CD8+ T cells
7 days after 2nd treatment
Fold increase of CD8+ T cells
100,000
10,000
1,000
100
10
1
Non-E7-specific
E7-specific
****
vac: irr E7 E7 E7
BNT153: + + - +
mIL7: + - + +

Kranz LM, et al. SITC Annual Meeting 2019; Poster presentation 620.

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BNT152 + BNT153 Therapeutic efficacy of BNT152 + BNT153 in combination with RNA vaccination 1 Kranz LM, et al. SITC Annual Meeting 2019; Poster presentation 620; 2 Kranz LM, et al. CIMT Annual Meeting 2021; ePresentation. 148 0 25 50 75 100 0 25 50 75 100 Days after tumor inoculation P e r c e n t s u rv iv a l V ac ci ne - - - - + + + + - + - + + + + * BN T1 53 BN T1 52 0 25 50 75 100 2 4 8 16 32 64 128 256 512 1024 2048 Days after tumor inoculation T u m o r s iz e ( m m 3 ) Vaccine CR 0/11 0 25 50 75 100 Days after tumor inoculation CR 7/11 Vaccine + BNT153 0 25 50 75 100 Days after tumor inoculation Vaccine + BNT152 CR 2/11 0 25 50 75 100 Days after tumor inoculation Vaccine + BNT152+153 CR 10/11 TC-1: “cold tumor” model 0 25 50 75 100 2 4 8 16 32 64 128 256 512 1024 2048 Days after tumor inoculation T u m o rs iz e ( m m 3 ) CR 0/15 BNT152+153 0 25 50 75 100 Days after tumor inoculation CR 0/15 Vaccine + BNT152 0 25 50 75 100 Days after tumor inoculation CR 0/15 Vaccine + BNT153 0 25 50 75 100 Days after tumor inoculation CR 7/15 Vaccine + BNT152+153 0 25 50 75 100 0 25 50 75 100 Days after tumor inoculation P e r c e n t s u rv iv a l **** ns **** V ac ci ne BN T1 53 BN T1 52 + - - + + - + - + + + + CT26: “hot tumor” model Vaccine antigen: gp70 Vaccine antigen: E7 Therapeutic efficacy of IL-2 + IL-7 depends on RNA vaccination in an advanced “cold tumor” model2 Therapeutic efficacy of IL-2 and IL-7 RiboCytokines ± RNA vaccination in a “hot tumor” model1 RiboCytokines

BNT151 Therapeutic activity of BNT151 in combination with T cell vaccination 1 Kranz LM, et al. SITC Annual Meeting 2019; Poster presentation 620; 2 Kranz LM, et al. CIMT Annual Meeting 2021; ePresentation. 149 RiboCytokines TRP1 vaccine + hIL2 TRP1 vaccine + Control Control + hIL2 Control + BNT151 0 25 50 75 0 250 500 750 1000 1250 1500 1750 Days after tumor inoculation M e d ia n t u m o r s iz e ( m m 3 ) .... Days of treatment ** *** *** **** **** Control TRP1 vaccine + BNT151 0 10 20 30 40 TRP1 specific CD8 + T cells P e r c e n t o f C D 8 + T c e lls Vaccine: hIL2: BNT151: +- - - - - - + - - - + + + - + - + **** ns B16F10 s.c. tumor Vaccine target: TRP1 (differentiation antigen containing a CD8 T-cell epitope) C57BL/6 0 10 20 30 40 CD8 + to Treg ratio C D 8 + to T re g r a ti o Vaccine: hIL2: BNT151: +- - - - - - + - - - + + + - + - + **** ns 0 20 40 60 80 2 4 8 16 32 64 128 256 512 1024 2048 Days after tumor inoculation T um or s iz e (m m 3 ) gp70 vaccine 0/11 CR 0 20 40 60 80 Days after tumor inoculation 7/11 CR gp70 vaccine + hIL2 0 20 40 60 80 Days after tumor inoculation gp70 vaccine + BNT151 11/11 CR 0 20 40 60 80 2 4 8 16 32 64 128 256 512 1024 2048 Days after tum r inoculation T um or s iz e (m m 3 ) gp70 vaccine 0/11 CR 0 20 40 6 8 Days after tum r inoculation 7/11 CR gp70 vaccine + hIL2 0 20 40 60 80 Days after tum r inoculation gp70 vaccine + BNT151 11/11 CR 0 20 40 60 80 2 4 8 16 32 64 128 256 512 1024 2048 D ys after tum r inoculation T um or s iz e (m m 3 ) gp70 vaccine 0/11 CR 0 20 40 60 8 D ys after tum r inoculation 7/11 CR gp70 vaccine + hIL2 0 20 40 60 80 D ys after tum r inoculation gp70 vaccine + BNT151 11/11 CR Vaccine alone Vaccine + hIL-2 Vaccine + BNT151 Vormehr M, et al. SITC Annual Meeting 2019; Poster presentation 626. Substantial improvement of the therapeutic efficacy of RNA-LPX vaccination by BNT151

BNT151 treatment leads to initial similar CAR T cell expansion in vivo compared to CLDN6-LPX treatment BNT151-mediated CAR T expansion peaks at day 3/4 after treatment, followed by contraction phase at day 7 CLDN6-LPX + BNT151 improves CAR T cell expansion Data on file. BNT151 mediates CAR T cell expansion in non-tumor bearing mice 150 Comparable in vivo expansion of CAR T cells in CLDN6-LPX or BNT151 treated mice CLDN6-CAR-BBz-Luc-GFP positive T cells CLDN6-LPX BNT151 C6-LPX + BNT151 Ctr-LPX + ctrl-LNP CLDN6-LPX BNT151 C6-LPX + BNT151 Ctr-LPX + ctrl-LNP Day 1 (Baseline) 1° treatment - Day 1 Day 4 Day 7 Day 9 2° treatment - Day 7 2×106 2×107 Splenocytes isolated for ex vivo cytotox assayDay 10 108 107 0 5 10 Days post ACT # C A R T s = T o ta l fl u s [ p /s ] CAR T dose Treatment 2×106 + CLDN6-LPX 2×106 + BNT151 2×106 + CLDN6-LPX + BNT151 2×107 + ctrl-LPX + crtl-LNP Treatment Time point of analysis RiboCytokines

Long-term in vivo expansion and anti-tumor activity of CAR T cells in combination with vaccine and BNT151 Internal data. 151 RiboCytokines CAR T-cell expansion and persistence in NSG mice after repetitive treatment cycles 1° 2°3° Treatment 4° 5° 0 20 40 60 80 100 0.1 1 10 100 Days post ACT x -f o ld e xp a n s io n (d a y 1 a s b a s e lin e ) 0 20 40 60 80 100 0.1 1 10 100 Days post ACT x -f o ld e xp a n s io n (d a y 1 a s b a s e lin e ) 0 20 40 60 80 100 0.1 1 10 100 Days post ACT x f o ld e x p a n s io n (d a y 1 a s b a s e lin e ) 0 20 40 60 80 100 0.1 1 10 100 Days post ACT x f o ld e x p a n s io n (d a y 1 a s b a s e lin e ) CLDN6-LPX BNT151 CLDN6-LPX + BNT151 Ctrl-LPX + ctrl-LNP Anti-tumor activity of Prodigy-generated human CAR T cells in OV90 tumor-bearing NSG mice 0 5 10 15 20 25 0 100 200 300 400 500 600 700 Tumor volume Days post ACT T u m o r v o lu m e [ m m 3 ] CLDN6 CAR-T + CLDN6-LPX CLDN6 CAR-T + BNT151 CLDN6 CAR-T + CLDN6-LPX + BNT151 CLDN6 CAR-T + ctrl-LPX + ctrl-LNP NTD-T + CLDN6-LPX NTD-T + BNT151 CLDN6 CAR-T -LPX 151 6-LPX + BNT151 trl-LNP NTD + CLDN6-LPX + BNT151 • CAR-specific stimulation with CLDN6-LPX leads to persistence >90 days • BNT151 stimulates repetitively (CAR) T cells. Combination of CLDN6-LPX and BNT151 superior in stimulating initial expansion and persistence • CLDN6-LPX, BNT151 expand subtherapeutic CAR T cells in xenograft models and result in therapeutic activity

RiboCytokines

BNT151, BNT152 + BNT153
Two Phase 1/2 FIH trials of mRNA-encoded cytokines in solid tumors



Part 1
Monotherapy dose escalation
Part 2
Multiple solid tumors
BNT151
Monotherapy dose escalation
MTD / RP2D
BNT151 combination
Expansion cohorts in
HNSCC, HCC, RCC, NSCLC, TNBC
Combination therapy
Metastatic unresectable solid tumors
Group A: BNT153
MTD or MAD
Group B: BNT152
OBD and/or MTD
BNT152
+ BNT153

Key endpoints

- Safety and tolerability
- Antitumor activity
- Pharmacokinetics and pharmacodynamics

Status

- Dose-escalation ongoing
- Total number of patients dosed: 26

FIH, first-in-human, HCC, hepatocellular carcinoma; HNSCC, head and neck squamous-cell cancer; MAD, maximum-administered dose; MTD, maximum tolerated dose; NSCLC, non-small-cell lung cancer; OBD, optimal biological dose; RCC, renal cell carcinoma; RP2D, recommended Phase 2 dose; SoC, standard of care; TNBC, triple-negative breast cancer.
ClinicalTrials.gov: NCT04455620.

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Closing remarks

Advancing toward our long-term vision

1 marketed vaccine
Market leader in COVID-19 vaccines

16 programs in
21 clinical trials

1 Phase 1 program

5 randomized Phase 2 trials

10+ preclinical programs

Oncology

Infectious diseases

Driving transformation today

Next-gen or variant adapted COVID-19 vaccines

Multiple product launches in next **3–5 years**

5–10 IND submissions per year

Mid-term goals

Maintain and deepen COVID-19 vaccine leadership

Approved products across various disease areas

Long-term vision

By 2030, we aim to be a multi-**product global biotechnology leader, aspiring to address the world's** most pressing health challenges with pioneering, disruptive technologies delivered at scale

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15 5 Q & A